U.S. SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  AMENDMENT TWO
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            OLD LINE BANCSHARES, INC.

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                 (Name of Small Business Issuer in its charter)

           Maryland                                              20-0154352
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(State or other jurisdiction of                               (I.R.S. Employer
Incorporation or organization)                               Identification No.)


2995 Crain Highway, Waldorf, Maryland                                  20601
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(Address of principal executive offices)                            (Zip Code)


Issuer's telephone number:          (301) 645-0333
                                    -------------------

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class                            Name of each exchange on which
                                               registered

Not applicable                                 Not applicable
--------------------------                    ---------------------------

Securities to be registered pursuant to Section 12(g) of the Act.

Common stock, $0.01 per share par value
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                                (Title of class)

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                                EXPLANATORY NOTE

         This Form 10-SB Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the reorganization of Old Line Bank into a holding company structure will be consummated. On May 22, 2003, the stockholders of Old Line Bank approved an Agreement and Plan of Reorganization and Articles of Share Exchange pursuant to which (i) Old Line Bank will become a wholly-owned subsidiary of Old Line Bancshares, Inc., and
(ii) each outstanding share (or fraction thereof) of Old Line Bank common stock will be converted into one share (or fraction thereof) of Old Line Bancshares, Inc. common stock, and the former holders of Old Line Bank common stock will become the holders of all the outstanding shares of Old Line Bancshares, Inc. common stock. It is anticipated that the reorganization will be effective at 12:01 a.m. on September 15, 2003.

         As used throughout this Registration Statement, the terms "we" and "our" refer to both Old Line Bank and Old Line Bancshares, Inc., assuming the completion of the reorganization.

                                     PART I

Item 1.  Description of Business

                      Business of Old Line Bancshares, Inc.

         Old Line Bancshares, Inc. was incorporated under the laws of the State of Maryland at the direction of management of Old Line Bank for the purpose of becoming a holding company by acquiring all of the outstanding stock of Old Line Bank. Upon consummation of the reorganization, Old Line Bank will become a wholly owned subsidiary of Old Line Bancshares, Inc. and each outstanding share of Old Line Bank common stock will be converted into one share of Old Line Bancshares, Inc. common stock. Immediately after consummation of the reorganization, it is expected that Old Line Bancshares, Inc. will not engage in any business activity other than to hold all of the stock of Old Line Bank.

         The directors of Old Line Bancshares, Inc. presently consist, and are expected to continue to consist upon consummation of the reorganization, of all the directors of Old Line Bank. The executive officers of Old Line Bancshares, Inc. presently consist, and are expected to continue to consist upon consummation of the reorganization, of all the executive officers of Old Line Bank.

         Old Line Bancshares, Inc. anticipates that the reorganization will be accounted for in a manner similar to that for a pooling of interests. Under this accounting treatment, upon consummation of the reorganization, the net assets and liabilities of Old Line Bank would be recorded as the asset of Old Line Bancshares, Inc. (investment in subsidiary) at book value, and the stockholders' equity account of Old Line Bancshares, Inc. would equal the stockholders' equity account of Old Line Bank.

         The following conditions, among others, must be met or satisfied before the reorganization will be consummated: (i) approval by the Maryland Commissioner of Financial Regulation and (ii) approval by the Board of Governors of the Federal Reserve. The Maryland Commissioner of Financial Regulation and the Board of Governors of the Federal Reserve approved the reorganization on July 31, 2002 and July 29, 2003, respectively. The Board of Directors of Old Line Bank and the Board of Directors of Old Line Bancshares, Inc. have the right to terminate the reorganization at any time prior to its effective date.

                            Business of Old Line Bank

General

         Old Line Bank is a trust company chartered under Subtitle 2 of Title 3 of the Financial Institutions Article of the Annotated Code of Maryland. Old Line Bank was originally chartered in 1989 as a national bank under the title "Old Line National Bank." In June 2002, Old Line Bank converted to a Maryland-chartered trust company exercising the powers of a commercial bank, and received a Certificate of


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Authority to do business from the Maryland Commissioner of Financial Regulation.
Old Line Bank does not exercise trust powers and its regulatory structure is the same as a Maryland chartered commercial bank. Old Line Bank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation insures its deposits.

         We are headquartered in Waldorf, Maryland, approximately 10 miles south of Andrews Air Force Base and 25 miles southeast of Washington, D.C. We engage in a general commercial banking business, making various types of loans and accepting deposits. We market our financial services to small to medium sized businesses, entrepreneurs, professionals, consumers and high net worth clients. Our current primary market area is the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's, Charles and northern St. Mary's. We also target customers throughout the greater Washington, D.C. metropolitan area.

         Our core business strategy involves providing superior customer service to clients, with local decision makers. Our experienced executives establish a relationship with each client and bring value to all phases of a client's business and personal banking needs. To develop this strategy, we have established relationships with key customers in the community and with local business leaders who can create business opportunities.

         Our primary source of revenue is interest income and fees generated by lending and investing funds on deposit. We typically balance the loan and investment portfolio towards loans. Generally speaking, loans earn more attractive returns than investments and are a key source of product cross sales and customer referrals. Our loan and investment strategies balance the need to maintain adequate liquidity via excess cash or federal funds sold with opportunities to appropriately leverage our capital.

         We have based our strategic plan on the premise of enhancing stockholder value and growth through branching and operating profits. Our short-term goals include maintaining credit quality, creating an attractive branch network, expanding fee income, generating extensions of core banking services and using technology to maximize stockholder value.

Impact of Public Offering

         In order to accomplish these goals, in June 2003, Old Line Bank completed a public offering of 299,000 shares of common stock at an offering price of $25 per share. The approximately $6.9 million in net offering proceeds to Old Line Bank

          o increased our legal lending limit from $910,000 to $1,970,000, which will allow Old Line Bank to retain higher percentages of loans that we previously participated to other financial institutions;

          o provided the capital necessary to support present and future growth in assets and maintain Old Line Bank's well capitalized status with bank regulatory authorities; and

          o supplied funds for future expansion efforts including, potentially, opening or acquiring new branch locations.

         Statutory and regulatory limits on the extension of credit to one borrower generally limit the maximum amount of total outstanding loans that Old Line Bank may have to any one borrower at any one time to 15% of our unimpaired capital and surplus. In 2002, this requirement curtailed Old Line Bank's growth. During the year, we originated approximately $7 million in loans that we participated to other financial institutions. Assuming future originations are similar in nature, the increased capital provided from the offering will allow us to hold a higher percentage of loans that we originate.

         From December 31, 2002 to June 30, 2003, our net loans grew 17.56% and from December 31, 2001 to December 31, 2002 they grew 27.6%. Assuming no material changes in the economic and


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competitive climate in our market, we anticipate that loans will continue to grow. The proceeds from the public offering will allow us to support this growth while maintaining our well capitalized status with the bank regulatory authorities that supervise our operation.

         In order to continue to expand Old Line Bank we anticipate we will open or acquire new branch locations. We currently have not identified any potential locations or candidates for new branches. However, should we identify any branch sites or candidates that will enhance our growth, the proceeds from the public offering will allow us to pursue these growth strategies.


Conversion from Federal Charter

         At Old Line Bank's 2002 annual meeting of stockholders, the stockholders of Old Line Bank approved a Plan of Conversion pursuant to which the bank, which was then known as Old Line National Bank, converted to a Maryland-chartered trust company exercising the powers of a commercial bank named Old Line Bank.

         Old Line Bank converted from a national bank to a Maryland-chartered trust company to reduce certain federal supervisory and application fees that were then applicable to Old Line Bank and to have a local primary regulator. Prior to the conversion, Old Line Bank's primary regulator was the Office of the Comptroller of the Currency. Currently, Old Line Bank's primary regulator is the Maryland Commissioner of Financial Regulation.

         The conversion to a Maryland-chartered trust company did not result in a change to any of Old Line Bank's directors, officers or employees; change any of its products or services; or affect any of its assets, property, rights and powers, debts, liabilities, obligations or duties. As part of the conversion to a Maryland-chartered trust company, and to comply with certain provisions of Maryland banking law, on the effective date of the conversion, which was June 28, 2002, each two shares of Old Line National Bank common stock issued and outstanding were converted into one share of Old Line Bank common stock. While the total outstanding shares declined as a result of this stock exchange, the ownership percentages of the stockholders did not change.

Location and Market Area

         We consider our current primary market area to consist of the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's, Charles and northern St. Mary's.

         Our headquarters and one of our branch offices is located in Waldorf, Maryland in Charles County. Just 15 miles south of the Washington Capital Beltway, Charles County is the gateway to Southern Maryland. The northern part of Charles County is the "development district" where the commercial, residential and business growth is focused. Waldorf, White Plains and the planned community of St. Charles are located here.

         A critical component of our strategic plan and future growth is Prince George's County. Prince George's County wraps around the eastern boundary of Washington, D.C. and offers urban, suburban and rural settings for employers and residents. All of the regions national and international airports are less than an hour away, as is Baltimore. We currently have two branch locations in Prince George's County including our newest branch, which opened in 2002.

         The economy in our current primary market area has focused on real estate development, high technology, retail and the government sector. Although the national and local economies have contracted somewhat over the past several years, we do not believe that we have experienced any significant credit losses or have had any non-performing assets as a result of the volatility or contraction in the economy. We believe this is due to our credit culture that reinforces strict underwriting as well as close monitoring.



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         We believe a natural evolution of a community-focused bank like Old
Line Bank is to expand the delivery channels via the branch network. We anticipate expanding in Prince George's, Charles and northern St. Mary's counties and in contiguous northern and western counties, such as Montgomery County, Maryland and Anne Arundel County, Maryland. We plan to take advantage of strategic opportunities presented to us via mergers occurring in our marketplace. We may purchase branches that are being closed or lease branch space from other banks. Additionally, we will pursue key market locations for new branch facilities. We currently have no specific plans regarding new branch offices or acquisitions of existing financial institutions or branches thereof.

         We intend to use the Internet and technology to augment our growth plans. Currently, we offer our customers image technology as well as telephone banking. By the end of 2003, we plan to provide Internet banking that includes online account access. We will continue to evaluate cost effective ways that technology can enhance our management, products and services.




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Lending Activities

         General. Our primary market focus is on making loans to small and medium size businesses, entrepreneurs, professionals, consumers and high net worth clients in our primary market area. Our lending activities consist generally of short to medium term commercial business loans, commercial real estate loans, real estate construction loans, home equity loans and consumer installment loans, both secured and unsecured. As a niche-lending product, we provide luxury boat financing to individuals. These boats are generally Coast Guard documented and have a homeport of record in the Chesapeake Bay or its tributaries.

         Credit Policies and Administration. We have adopted a comprehensive lending policy, which includes stringent underwriting standards for all types of loans. Our lending staff follows pricing guidelines established periodically by our management team. In an effort to manage risk, all credit decisions in excess of the officers' lending authority must be approved prior to funding by a majority vote of the loan committee consisting of the President, Chief Credit Officer, Chief Lending Officer and six members of the Board of Directors. Management believes that it employs experienced lending officers, secures appropriate collateral and carefully monitors the financial conditions of its borrowers and the concentration of loans in the portfolio.

         In addition to the normal repayment risks, all loans in the portfolio are subject to the state of the economy and the related effects on the borrower and/or the real estate market. With the exception of loans provided to finance luxury boats, generally longer-term loans have periodic interest rate adjustments and/or call provisions. Senior management monitors the loan portfolio closely to ensure that we minimize past due loans and that we swiftly deal with potential problem loans.

         In addition to the internal business processes employed in the credit administration area, Old Line Bank retains an outside, independent credit review firm to review the loan portfolio. This firm performs a detailed annual review and an interim update at least once a year. We use the results of the firm's report to validate our internal loan ratings and we review their commentary on specific loans and on our loan administration activities in order to improve our operations.

         Commercial Business Lending. Our commercial business lending consists of lines of credit, revolving credit facilities, accounts receivable financing, term loans, equipment loans, SBA loans, stand-by letters of credit and unsecured loans. We originate commercial loans for any business purpose including the financing of leasehold improvements and equipment, the carrying of accounts receivable, general working capital, contract administration and acquisition activities. We have a diverse client base and we do not have a concentration of these types of loans in any specific industry segment. We generally secure commercial business loans with accounts receivable, equipment, indemnity deeds of trust and other collateral such as marketable securities, cash value of life insurance, and time deposits at Old Line Bank.

         Commercial business loans have a higher degree of risk than residential mortgage loans because the availability of funds for repayment generally depends on the success of the business. They may also involve higher average balances, increased difficulty monitoring and a higher risk of default since their repayment generally depends on the successful operation of the borrower's business. To help manage this risk, we limit these loans to proven businesses and we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of the business. For loans in excess of $250,000, monitoring usually includes a review of the borrower's annual tax returns and updated financial statements.

         Commercial Real Estate Lending. We finance commercial real estate for our clients, usually for owner occupied properties. We generally will finance owner-occupied commercial real estate at a maximum loan-to-value of 80%. Our underwriting policies and processes focus on the clients' ability to repay the loan as well as an assessment of the underlying real estate. We originate commercial real estate loans on a fixed rate or adjustable rate basis. Usually, these rates adjust during a three, five or seven year time period based on the then current treasury or prime rate index. Repayment terms include amortization schedules ranging from three years to a maximum of 25 years with principal and interest payments due monthly and with all remaining principal due at maturity.




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

         Commercial real estate lending entails significant additional risks as compared with residential mortgage lending. Risks inherent in managing a commercial real estate portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate that may detrimentally impact the borrower's ability to repay. We attempt to mitigate these risks by carefully underwriting these loans. Our underwriting generally includes an analysis of the borrower's capacity to repay, the current collateral value, a cash flow analysis and review of the character of the borrower and current and prospective conditions in the market. We generally limit loans in this category to 75%-80% of the value of the property and require personal and/or corporate guarantees. For loans of this type in excess of $250,000, we monitor the financial condition and operating performance of the borrower through a review of annual tax returns and updated financial statements. In addition, we will meet with the Borrower and/or perform site visits as required.

         Real Estate Construction Lending. This segment of our loan portfolio is predominately residential in nature and is comprised of loans of short duration, meaning maturities typically of nine months or less. Residential houses under construction and the underlying land for which the loan was obtained secure the construction loans. All of these loans are concentrated in our primary market area.

         Construction lending entails significant risks compared with residential mortgage lending. These risks involve larger loan balances concentrated with single borrowers with funds advanced upon the security of the land or home under construction, which is estimated prior to the completion of the home. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate these risks we generally limit loan amounts to 80% of appraised values and obtain first lien positions on the property. We generally only offer real estate construction financing to experienced builders and individuals who have demonstrated the ability to obtain a permanent loan "take-out." We also perform a complete analysis of the borrower and the home under construction. This analysis includes a review of the cost to construct, the borrower's ability to obtain a permanent "take out," the cash flow available to support the debt payments and constructions costs in excess of loan proceeds, and the value of the collateral. During construction, we advance funds on these loans on a percentage of completion basis. We inspect each project as needed prior to advancing funds during the term of the construction loan.

         Residential Real Estate Lending. We offer a variety of consumer-oriented residential real estate loans. The bulk of our portfolio is made up of home equity loans to individuals with a loan to value not exceeding 85%. We also offer fixed rate home improvement loans. Our home equity and home improvement loan portfolio gives us a diverse client base. Although most of these loans are in our primary market area, the diversity of the individual loans in the portfolio reduces our potential risk. Usually, we secure our home equity loans and lines of credit with a security interest in the borrower's primary or secondary residence. Our initial underwriting includes an analysis of the borrower's debt/income ratio which generally may not exceed 40%, collateral value, length of employment and prior credit history.

         Consumer Installment Lending. We offer various types of secured and unsecured consumer loans. A primary aspect of our consumer lending is our financing for luxury boat purchases ($16 million or 94% of the consumer loans, excluding consumer real estate, and 32.35% of all loans at June 30, 2003). Our average loan in the luxury boat loan category is approximately $150,000, with an 18 year term and a fixed interest rate. Our internal analysis and industry statistics indicate that the average life of these loans is approximately 42 months as the purchaser either trades or sells the vessel. These loans entail greater risks than residential mortgage lending because the boats that secure these loans are depreciable assets. Further, payment on these loans depends on the borrower's continuing financial stability. Job loss, divorce, illness or personal bankruptcy may adversely impact the borrower's ability to pay. To mitigate these risks, we have more stringent underwriting standards for these loans than for other installment loans. As a general guideline, the individuals' debt service should not exceed 36% of their gross income, they must own their home, have stability of employment and residency, verifiable liquidity, satisfactory prior credit repayment history and the loan to value ratio may not exceed 85%. To ascertain value, we generally receive a survey of the boat from a qualified surveyor and/or a current purchase agreement and compare the determined value to published industry values. The majority of these boats are United States Coast Guard documented


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vessels and we obtain a lien on the vessel with a first preferred ship mortgage, where applicable, or a security interest on the title. As a result of these stringent guidelines, this segment of our portfolio has experienced minimal delinquency. Since inception of the portfolio in 1997, only two accounts have experienced 30-day delinquency with total losses in the portfolio of $20,000 from one account.

         We also make consumer loans for personal, family or household purposes as a convenience to our customer base. However, these loans are not a focus of our lending activities. As a general guideline, a consumer's total debt service should not exceed 40% of their gross income. The underwriting standards for consumer loans include a determination of the applicant's payment history on other debts and an assessment of his or her ability to meet existing obligations and payments on the proposed loan.

         Consumer loans may present greater credit risk than residential mortgage loans because many consumer loans are unsecured or are secured by rapidly depreciating assets. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation. Consumer loan collections depend on the borrower's continuing financial stability. If a borrower suffers personal financial difficulties, the loan may not be repaid. Also, various federal and state laws, including bankruptcy and insolvency laws, may limit the amount we can recover on such loans. However, in our opinion, many of these risks do not apply to the luxury boat loan portfolio due to the credit quality and liquidity of the borrowers.

         Lending Limit. As of June 30, 2003, our legal lending limit for loans to one borrower was approximately $1,970,000. As part of our risk management strategy, we may attempt to participate a portion of larger loans to other financial institutions. This strategy allows Old Line Bank to maintain customer relationships yet reduce credit exposure. However, this strategy may not always be available.

Investments and Funding

         We balance our liquidity needs based on loan and deposit growth via the investment portfolio and purchased funds. It is our goal to provide adequate liquidity to support our loan growth. In the event we have excess liquidity, investments are used to generate positive earnings. In the event deposit growth does not fully support our loan growth, we will use a combination of investment sales, federal funds and other purchased funds to augment our funding position.

         Our investment portfolio is actively monitored and the majority of the portfolio is generally classified as "available for sale." Under such a classification, investment instruments may be sold as deemed appropriate by management. On a monthly basis, the investment portfolio is marked to market via equity as required by Financial Accounting Standards No. 115 ("FAS 115"). Additionally, the investment portfolio is used to balance our asset and liability position. We will invest in fixed rate or floating rate instruments as necessary to reduce our interest rate risk exposure.

Other Banking Products

         We offer our customers safe deposit boxes, wire transfer services, ATM machines at three of our branch locations and credit cards through a third party processor.

Deposit Activities

         Deposits are the major source of our funding. We offer a broad array of deposit products that include demand, NOW, super NOW, money market and savings accounts as well as certificates of deposit. We believe that we pay competitive rates on our interest bearing deposits. As a relationship-oriented organization, we generally seek to obtain deposit relationships with our loan clients.

         As our overall balance sheet position dictates, we may become more or less competitive in our interest rate structure. To date, we have not used brokered deposits.

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

Competition

         The banking business is highly competitive. We compete with other commercial banks, savings associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in our primary market area and elsewhere.

         We believe that we have been able to effectively leverage our talents, contacts and location to achieve a strong financial position. However, our primary market area is highly competitive and heavily branched. Competition in our primary market area for loans to small and medium sized businesses, entrepreneurs, professionals and high net worth clients is intense, and pricing is important. Most of our competitors have substantially greater resources and lending limits than we do and offer extensive and established branch networks and other services that we do not offer. Moreover, larger institutions operating in our primary market area have access to borrowed funds at a lower rate than is available to us. Deposit competition also is strong among institutions in our primary market area. As a result, it is possible that to remain competitive we may need to pay above market rates for deposits. Despite strong competition, we are experiencing success in our primary market area. We believe this is because the area reacts favorably to our community focus and our emphasis on service to the small and medium sized business community, individuals and professionals.

Employees

         As of the date of this Registration Statement, Old Line Bank has 29 full time and five part time employees. None of our employees are represented by any collective bargaining unit, and we believe that relations with our employees are good.



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                           SUPERVISION AND REGULATION

         Old Line Bancshares, Inc. and Old Line Bank will be and are subject to extensive regulation under state and federal banking laws and regulations. These laws impose specific requirements and restrictions on virtually all aspects of operations and generally are intended to protect depositors, not stockholders. The following discussion is only a summary and readers should refer to particular statutory and regulatory provisions for more detailed information. In addition, management cannot predict the nature or the extent of the effect on business and earnings that new federal or state legislation may have in the future.

                            Old Line Bancshares, Inc.

         Following the reorganization, Old Line Bancshares, Inc. will be a bank holding company under the Bank Holding Company Act of 1956, as amended. As such, Old Line Bancshares, Inc. will be subject to regulation and examination by the Federal Reserve Board, and will be required to file periodic reports and any additional information that the Federal Reserve Board may require. The Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than banking, managing or controlling banks or other permissible subsidiaries and acquiring or retaining direct or indirect control of any company engaged in any activities closely related to banking or managing or controlling banks.

         The Federal Reserve Board must approve, among other things, the acquisition by a proposed bank holding company of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank, or the merger or consolidation by a bank holding company with another bank holding company. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), the restrictions on interstate acquisitions of banks by bank holding companies were repealed as of September 29, 1995. The effect of the repeal of these restrictions is that, subject to certain time and deposit base requirements, Old Line Bancshares, Inc. will be able to acquire a bank located in Maryland or any other state, and a bank holding company located outside of Maryland can acquire any Maryland-based bank holding company or bank.

         Subsidiary banks of a bank holding company are subject to certain restrictions imposed by statute on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in their stock or other securities, and on taking such stock or securities as collateral for loans to any borrower. Further, a bank holding company and any subsidiary bank are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. In 1997, the Federal Reserve Board adopted amendments to its Regulation Y, creating exceptions to the Bank Holding Company Act's anti-tying prohibitions that give bank subsidiaries of holding companies greater flexibility in packaging products and services with their affiliates.

         In accordance with Federal Reserve Board policy, Old Line Bancshares, Inc. will be expected to act as a source of financial strength to Old Line Bank and to commit resources to support Old Line Bank in circumstances in which Old Line Bancshares, Inc. might not otherwise do so. The Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

         The Federal Reserve Board imposes risk-based capital measures on bank holding companies in order to insure their capital adequacy. Because Old Line Bancshares, Inc. will be a bank holding company with less than $150,000,000 in assets, Old Line Bancshares, Inc. will initially be exempt from most of these risk-based capital measures. However, the Federal Reserve Board will still require that Old Line Bancshares, Inc. remain adequately capitalized and have the ability to retire any debt within 25 years from the date it is incurred.

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

         Old Line Bancshares, Inc., as a bank holding company, will be subject to dividend regulations of the Federal Reserve System. In general, a small bank holding company that has a debt to equity ratio greater than 1:1 is not expected to pay corporate dividends until such time as its debt to equity ratio declines to 1:1 or less and its bank subsidiary is otherwise well managed, well capitalized and not under any supervisory order. Old Line Bancshares, Inc. will be a small bank holding company, and will not have a debt to equity ratio that is greater than 1:1.

         On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act ("GLBA"). Effective March 11, 2000, pursuant to authority granted under the GLBA, a bank holding company may elect to become a financial holding company and thereby engage in a broader range of financial and other activities than are permissible for traditional bank holding companies. In order to qualify for the election, all of the depository institution subsidiaries of the bank holding company must be well capitalized and well managed, as defined by regulation, and all of its depository institution subsidiaries must have achieved a rating of satisfactory or better with respect to meeting community credit needs.

         Pursuant to the GLBA, financial holding companies are permitted to engage in activities that are "financial in nature" or incidental or complementary thereto and not a substantial risk to the safety and soundness of the depository institution or the financial system in general, as determined by the Federal Reserve Board. The GLBA identifies several activities as "financial in nature," including, among others, insurance underwriting and agency, investment advisory services, merchant banking and underwriting, and dealing or making a market in securities. Being designated a financial holding company will allow insurance companies, securities brokers and other types of financial companies to affiliate with and/or acquire depository institutions.

         Under Maryland law, an existing bank holding company that desires to acquire a Maryland state-chartered bank or trust company, a federally-chartered bank with its main office in Maryland, or a bank holding company that has its principal place of business in Maryland, must file an application with the Maryland Commissioner of Financial Regulation. In approving the application, the Maryland Commissioner of Financial Regulation must consider whether the acquisition may be detrimental to the safety and soundness of the entity being acquired or whether the acquisition may result in an undue concentration of resources or a substantial reduction in competition in Maryland. The Maryland Commissioner of Financial Regulation may not approve an acquisition if, on consummation of the transaction, the acquiring company, together with all its insured depository institution affiliates, would control 30% or more of the total amount of deposits of insured depository institutions in Maryland. The Maryland Commissioner of Financial Regulation has authority to adopt by regulation a procedure to waive this requirement for good cause. In a transaction for which approval of the Maryland Commissioner of Financial Regulation is not required due to an exemption under Maryland law, or for which federal law authorizes the transaction without application to the Maryland Commissioner of Financial Regulation, the parties to the acquisition must provide written notice to the Maryland Commissioner of Financial Regulation at least 15 days before the effective date of the transaction.

         The status of Old Line Bancshares, Inc. as a registered bank holding company under the Bank Holding Company Act and a Maryland-chartered bank holding company will not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

                                  Old Line Bank

         Old Line Bank is a Maryland chartered trust company (with all powers of a commercial bank), is a member of the Federal Reserve System (a "state member bank") and its deposit accounts are insured by the Bank Insurance Fund of the FDIC up to the maximum legal limits of the FDIC. It is subject to regulation, supervision and regular examination by the Maryland Commissioner of Financial Regulation and the Federal Reserve Board. The regulations of these various agencies govern most aspects of Old Line Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices. The laws and regulations governing Old

Line Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting stockholders.

Branching and Interstate Banking

         The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transactions are prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Act by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

         The Riegle-Neal Act authorizes the federal banking agencies to approve interstate branching de novo by national and state banks in states that specifically allow for such branching. The District of Columbia, Maryland and Virginia have all enacted laws that permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish de novo branches.

Gramm-Leach-Bliley Act

         The Gramm-Leach-Bliley Act (the "GLBA") altered substantially the statutory framework for providing banking and other financial services in the United States of America. The GLBA, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms, and other financial service providers.

         The GLBA also provides protections against the transfer and use by financial institutions of consumers' nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure.

Capital Adequacy Guidelines

         The Federal Reserve Board and the FDIC have adopted risk based capital adequacy guidelines pursuant to which they assess the adequacy of capital in examining and supervising banks and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

         State member banks are expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier 1) and supplementary capital (Tier 2)) to risk weighted assets of 8%. At least half of this amount (4%) should be in the form of core capital.

         Tier 1 Capital generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier 1 Capital), less goodwill, without adjustment for changes in the market value of securities classified as "available for sale" in accordance with FAS 115. Tier 2 Capital consists of the following: hybrid capital instruments; perpetual preferred stock which is not otherwise eligible to be included as Tier 1 Capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash, to 100% for the bulk of assets which are typically held by a commercial bank, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

         In addition to the risk-based capital requirements, the Federal Reserve Board has established a minimum 3.0% Leverage Capital Ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly-rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum Leverage Capital Ratio for such other banks to 4.0% - 5.0% or more. The highest-rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A bank having less than the minimum Leverage Capital Ratio requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit a reasonable plan describing the means and timing by which the bank shall achieve its minimum Leverage Capital Ratio requirement. A bank which fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could be subject to a cease-and-desist order. Any insured depository institution with a Leverage Capital Ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act (the "FDIA") and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios if it has entered into and is in compliance with a written agreement to increase its Leverage Capital Ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period.

Prompt Corrective Action

         Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions that it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by
Section 38 of the FDIA. Under the regulations, a bank will be deemed to be: (i) "well capitalized" if it has a Total Risk Based Capital Ratio of 10.0% or more, a Tier 1 Risk Based Capital Ratio of 6.0% or more, a Leverage Capital Ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a Total Risk Based Capital Ratio of 8.0% or more, a Tier 1 Risk Based Capital Ratio of 4.0% or more and a Tier 1 Leverage Capital Ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 8.0%, a Tier 1 Risk based Capital Ratio that is less than 4.0% or a Leverage Capital Ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 6.0%, a Tier 1 Risk Based Capital Ratio that is less than 3.0% or a Leverage Capital Ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

         An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

         An institution that is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty will be limited to the lesser of (i) an amount equal to 5.0% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty shall expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, will be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

         A "critically undercapitalized institution" is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and the federal regulators agree to an extension. In general, good cause is defined as capital that has been raised and is immediately available for infusion into the bank except for certain technical requirements that may delay the infusion for a period of time beyond the 90 day time period.

         Immediately upon becoming undercapitalized, an institution will become subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan;
(iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital, restricting transactions with affiliates, requiring divestiture of the institution or the sale of the institution to a willing purchaser, and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

         Additionally, under Section 11I(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution's obligations exceed its assets; (ii) there is substantial dissipation of the institution's assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution's capital, and there is no reasonable prospect of becoming "adequately capitalized" without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or
(x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.

         Currently, Old Line Bank is well capitalized under the prompt corrective actions regulations.

Regulatory Enforcement Authority

         Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Transactions with Affiliates and Insiders

         Maryland law imposes restrictions on certain transactions with affiliates of Maryland commercial banks. Generally, under Maryland law, a director, officer or employee of a commercial bank may not borrow, directly or indirectly, any money from the bank, unless the loan has been approved by a resolution adopted by and recorded in the minutes of the board of directors of the bank, or the executive committee of the bank, if that committee is authorized to make loans. If the executive committee approves such a loan, the loan approval must be reported to the board of directors at its next meeting. Certain commercial loans made to directors of a bank and certain consumer loans made to non-officer employees of the bank are exempt from the law's coverage.

         In addition, Old Line Bank is subject to the provisions of Section 23A of the Federal Reserve Act, which limits the amount of loans or extensions of credit to, investments in, or certain other transactions with, affiliates, and limits the amount of advances to third parties collateralized by the securities or obligations of affiliates. Section 23A limits the aggregate amount of transactions with any individual affiliate to ten percent (10%) of the capital and surplus of Old Line Bank and also limits the aggregate amount of transactions with all affiliates to twenty percent (20%) of capital and surplus. Loans and certain other extensions of credit to affiliates are required to be secured by collateral in an amount and of a type described in Section 23A, and the purchase of low quality assets from affiliates is generally prohibited.

         Old Line Bank also is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution and or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated entities. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to non-affiliated companies.

Loans to One Borrower

         Old Line Bank is subject to the statutory and regulatory limits on the extension of credit to one borrower. Generally, the maximum amount of total outstanding loans that a Maryland chartered trust company may have to any one borrower at any one time is 15% of Old Line Bank's unimpaired capital and surplus.

Liquidity

         Old Line Bank is subject to the reserve requirements imposed by the State of Maryland. A Maryland commercial bank is required to have at all times a reserve equal to at least 15% of its demand deposits. Old Line Bank is also subject to the reserve requirements of Federal Reserve Board Regulation D, which applies to all depository institutions. As of June 30, 2003, amounts in transaction accounts above $6,000,000 and up to $42,100,000 must have reserves held against them in the ratio of three percent of the amount. Amounts above $42,100,000 require reserves of $1,083,000 plus 10 percent of the amount in excess of $42,100,000. The Maryland reserve requirements may be used to satisfy the requirements of Federal Reserve Regulation D.

Dividends

         Under Maryland law, Old Line Bank may declare a cash dividend, after providing for due or accrued expenses, losses, interest, and taxes, from its undivided profits or, with the prior approval of the Maryland Commissioner of Financial Regulation, from its surplus in excess of 100% of its required capital stock. Also, if Old Line Bank's surplus is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, the bank regulatory agencies have the ability to prohibit or limit proposed dividends if such regulatory agencies determine the payment of such dividends would result in Old Line Bank being in an unsafe and unsound condition.

Community Reinvestment Act

         Old Line Bank is required to comply with the Community Reinvestment Act ("CRA") regardless of its capital condition. The CRA requires that, in connection with its examinations of Old Line Bank, the Federal Reserve evaluates the record of Old Line Bank in meeting the credit needs of its local community, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings. Old Line Bank received a "Satisfactory" rating in its latest CRA examination.

USA PATRIOT Act

         On October 26, 2001, President Bush signed into law comprehensive anti-terrorism legislation known as the USA PATRIOT Act of 2001 (the "USA Patriot Act"). Title III of the USA Patriot Act substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department ("Treasury") has issued a number of implementing regulations that apply various requirements of the USA Patriot Act to financial institutions such as Old Line Bank. Those regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Treasury is expected to issue a number of additional regulations that will further clarify the USA Patriot Act's requirements.

         Failure of a financial institution to comply with the USA Patriot Act's requirements could have serious legal and reputational consequences for the institution. Old Line Bank has adopted appropriate policies, procedures and controls to address compliance with the requirements of the USA Patriot Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA Patriot Act and Treasury's regulations.

Factors Affecting Future Results

         Some of the matters discussed in the Registration Statement including under the captions "Business of Old Line Bancshares, Inc.," "Business of Old Line Bank," and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations include forward-looking statements. These forward-looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk and financial and other goals. Forward-looking statements often use words such as "believe," "expect," "plan," "may," "will," "should," "project," "contemplate," " anticipate," "forecast," "intend" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. When you read a forward-looking statement, you should keep in mind the risk factors described below and any other information contained in this Registration Statement which identifies a risk or uncertainty. Our actual results and the actual outcome of our expectations and strategies could be different from that described in this Registration Statement because of these risks and uncertainties and you should not put undue reliance on any forward-looking statements. All forward-looking statements speak only as of the date of this filing, and we undertake no obligation to make any revisions to the forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

         We depend on the services of key personnel, including James W. Cornelsen, Joseph E. Burnett and Christine M. Rush. The loss of any of these personnel could disrupt our operations and result in reduced earnings. Mr. Cornelsen is the President and Chief Executive Officer of Old Line Bank, Mr. Burnett is a Senior Vice President and the Chief Lending Officer. Ms. Rush is a Senior Vice President, the Chief Financial Officer and the Chief Credit Officer. They provide valuable services to us and would be difficult to replace. Also, the relationships maintained by our banking executives with our customers have in a large part driven our growth and success. The unexpected loss of services of one or more of these executives could have a material adverse effect on our operations and could result in reduced revenues and earnings.

         Our focus on commercial and real estate loans may increase the risk of credit losses. We offer a variety of loans including commercial business loans, commercial real estate loans, construction loans, home equity loans and consumer loans, which includes luxury boat financing. Many of our loans are secured by real estate (both residential and commercial) in the Maryland suburbs of Washington, D.C. We believe our credit underwriting adequately considers the underlying collateral in the evaluation process, however a major change in the real estate market could have an adverse effect on our customers, which in turn could adversely impact us.

         If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease. We maintain an allowance for loan losses that we believe is adequate for absorbing any potential losses in our loan portfolio. Management, through a periodic review and consideration of the loan portfolio, determines the amount of the allowance for loan losses. Although we believe the allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or that our allowance will be adequate in the future. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, our earnings will suffer.

         Our profitability depends on interest rates and changes in monetary policy may impact us. Our results of operations depend to a large extent on our "net interest income," which is the difference between the interest expense incurred in connection with our interest-bearing liabilities, such as interest on deposit accounts, and the interest income received from our interest-earning assets, such as loans and investment securities. Fluctuations in interest rates are not predictable or controllable and, therefore, we might not be able to maintain a consistent positive spread between the interest that we receive and the interest that we pay, which may significantly reduce our earnings.

         The market value of our investments could negatively impact stockholders' equity. Approximately 74.9% of our securities investment portfolio at June 30, 2003 has been designated as available for sale pursuant to Statement of Financial Accounting Standards (SFAS) No. 115 relating to accounting for investments. SFAS 115 requires that unrealized gains and losses in the estimated value of the available for sale portfolio be "marked to market" and reflected as a separate item in stockholders' equity, net of tax. Also, at June 30, 2003, we maintained approximately 12.2% of total assets in securities available for sale. If the market value of the investment portfolio declines, this could cause a corresponding decline in stockholders' equity.

         Because Old Line Bank serves a limited market area in Maryland, we could be more adversely affected by an economic downturn in our market area than our larger competitors which are more geographically diverse. Our current primary market area consists of the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's, Charles and northern St. Mary's. We anticipate expanding in these counties and in contiguous northern and western counties, such as Montgomery County, Maryland and Anne Arundel County, Maryland. However, broad geographic diversification is not currently part of our community bank focus. As a result, if our market area suffers an economic downturn, our business and financial condition may be more severely affected by such circumstances. Our larger bank competitors serve more geographically diverse market areas, parts of which may not be affected by the same economic conditions that may exist in our market area.

         Old Line Bank faces substantial competition which could adversely affect our growth and operating results. Old Line Bank operates in a competitive market for financial services and faces intense competition from other financial institutions both in making loans and in attracting deposits. Many of these financial institutions have been in business for many years, are significantly larger, have established customer bases, have greater financial resources and lending limits than Old Line Bank, and are able to offer certain services that we are not able to offer.

         Our expansion strategy may not be successful. As part of our strategic plan, we intend to expand our asset base and add branches to our banking network, either through internal growth or through acquisitions of existing financial institutions or branches thereof. Our ability to continue to grow depends upon our ability to open new branches, attract new deposits, identify loan and investment opportunities and maintain adequate capital levels. There are no guarantees that our expansion strategies will be successful.

         With respect to the branch expansion strategy, we may not be able to correctly identify profitable or growing markets for new branches or to integrate existing financial institutions or branches thereof into our operations. Also, the costs to start up new branch facilities or to acquire existing financial institutions or branches, and the additional costs to operate these facilities, may increase our non-interest expense and decrease our earnings. It may also be difficult to adequately and profitably manage the anticipated growth from the new branches. We can provide no assurance that any new branch sites will successfully attract a sufficient level of deposits and other banking business to offset their operating expenses. Any new or acquired branches will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approvals.

         Our lending limit may limit our growth. We are limited in the amount we can loan to a single borrower by the amount of our capital. Generally, under current law, we may lend up to 15% of our unimpaired capital and surplus to any one borrower. Based upon our current capital levels, the amount we may lend is significantly less than that of many of our competitors and may discourage potential borrowers who have credit needs in excess of our lending limit from doing business with us. We accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy is not always available.

         Our need to comply with extensive and complex governmental regulation could have an adverse effect on our business and our growth strategy. The banking industry is subject to extensive regulation by state and federal banking authorities. Many of these regulations are intended to protect depositors, the public or the FDIC insurance funds, not stockholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. These requirements may constrain our rate of growth and changes in regulations could adversely affect us. The burden imposed by these federal and state regulations may place banks in general, and Old Line Bank specifically, at a competitive disadvantage compared to less regulated competitors. In addition, the cost of compliance with regulatory requirements could adversely affect our ability to operate profitably.

Item 2.  Management's Discussion and Analysis or Plan of Operation

                             SELECTED FINANCIAL DATA

         The following table summarizes Old Line Bank's selected financial information and other financial data. The selected balance sheet and statement of income data, insofar as they relate to the years ended December 31, 2002, 2001 and 2000, are derived from our audited financial statements. The selected financial data for the six-month period ended June 30, 2003 and 2002 are derived from our unaudited financial statements. In our opinion, we have included all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of results as of and for the six-month period ended June 30, 2003 and 2002. This information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this Registration Statement. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the six-month period ended June 30, 2003 are not necessarily indicative of results that may be expected for the full year ending December 31, 2003.


                                                      (Unaudited)
                                                       Six Months
                                                     Ended June 30,                      Year Ended December 31,
                                              ------------------------------------------------------------------------------
                                                        2003     2002                   2002          2001        2000
                                              -----------------------------   ----------------------------------------------

                                                              (Dollars in thousands, except per share data)
Income Statement Data:
  Interest income                                     $1,915        $1,831            $3,756          $3,457         $3,213
  Interest expense                                       669           760             1,497           1,569          1,388
  Net interest income                                  1,246         1,071             2,259           1,888          1,825
  Provision for loan losses                               78            66               144              78             26
  Non-interest income                                    344           218               472             321            296
  Non-interest expense                                 1,124           961             2,084           1,660          1,631
  Income taxes                                           127            85               165             156            158
  Net income                                            $262         $ 177              $338            $315           $306

Per Share and Shares Outstanding Data: (1)
  Basic net income                                      $.81          $.62             $1.18           $1.10          $1.07
  Fully diluted net income                               .79           .61              1.16            1.09           1.06
  Cash dividends declared                                .28           .24               .24             .20            .00
  Book value at period end                            $21.80        $19.18            $19.84          $18.71         $17.57
  Shares outstanding, period end                   585,631.5     286,631.5         286,631.5       286,631.5      286,631.5
  Average shares outstanding, basic                  322,974     286,631.5         286,631.5       286,631.5      286,631.5
  Average shares outstanding, diluted                330,847     290,732.5         291,356.5       288,223.5      287,836.5

Balance Sheet Data:
  Total assets                                       $93,788       $65,775           $72,245         $60,469        $49,388
  Total loans                                         50,622       $37,961            43,059          33,733         26,861
  Total investment securities                         15,659       $15,443            18,739          15,757          9,952
  Total deposits                                      75,939       $55,996            62,256          50,837         40,145
  Stockholders' equity                                12,765         5,496             5,687           5,362          5,035

Performance Ratios:
  Return on average assets                              .69%          .59%              .53%            .59%           .69%
  Return on average equity                             9.10%         6.62%             6.40%           6.02%          6.42%
  Net interest margin                                  3.62%         3.87%             3.78%           3.91%          4.59%

Asset Quality Ratios:
  Allowance to period-end loans                         .92%          .84%              .90%            .79%           .93%
  Non-performing assets to total assets                 .00%          .00%              .00%            .00%           .00%
  Non-performing assets to provision for                .00%          .00%              .00%            .00%           .00%
loan losses

Capital Ratios:
  Tier I risk-based capital                            20.9%         12.1%             10.9%           13.1%          14.7%
  Total risk-based capital                             21.7%         12.8%             11.7%           13.7%          15.4%
  Leverage capital ratio                               16.1%          8.7%              7.9%            9.2%          11.4%
  Total equity to total assets                         13.7%          8.4%              7.7%            8.8%          10.3%
  Dividend payout ratio for period                    30.67%        38.78%            20.36%          18.19%           .00%


(1) Restated for the effect of the one for two stock exchange in June 2002. See "Business of Old Line Bank - Conversion from Federal Charter."

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         Old Line Bancshares, Inc. has only recently been formed and, therefore, has no results of operations. The following discussion relates to the financial condition and results of operations of Old Line Bank, the shares of which will be exchanged on a one-for-one basis for Old Line Bancshares, Inc.'s common stock in the reorganization.

         The following discussion is intended to assist readers in understanding and evaluating Old Line Bank's financial condition and results of operations. You should read this review in conjunction with Old Line Bank's financial statements and accompanying notes included elsewhere in this Registration Statement. All share amounts and dollar amounts per share with regard to our common stock have been adjusted, unless otherwise indicated, to reflect the one for two stock exchange in June 2002. See "Business of Old Line Bank - Conversion from Federal Charter."

Overview

         Old Line Bank was founded in 1989. Prior to the installation of our current management team, from 1989 to 1993, Old Line Bank experienced five years of operating losses and declining credit quality, and was placed under a Memorandum of Understanding by its federal regulator, the Office of the Comptroller of the Currency. In 1994, we hired our current President and Chief Executive Officer, James W. Cornelsen, and were released from the Memorandum of Understanding. Mr. Cornelsen's strategic plan was to increase profitability by improving credit quality and changing the composition of the loan portfolio from indirect, installment lending to commercial lending, by reducing operating expenses and by expanding the branch network. Under Mr. Cornelsen's leadership, we have been profitable every year since 1994.

         In 1999, Christine M. Rush joined Old Line Bank as our Chief Credit Officer with the primary goal of maintaining asset quality while growing the commercial loan portfolio. In 2001, Joseph E. Burnett joined Old Line Bank as our Chief Lending Officer with a focus on continuing to maintain asset quality and expanding Old Line Bank's commercial loan portfolio in the suburban Maryland market.

         With our current management team of Mr. Cornelsen, Ms. Rush and Mr. Burnett, we have generally increased profitability, substantially improved asset quality and experienced significant growth. In the past five years, total average assets have grown from $43.8 million at December 31, 1998, to $75.5 million as of June 30, 2003. During the same time period our average stockholder's equity has grown from $4.4 million at December 31, 1998, to $5.8 million at June 30, 2003. Basic and fully diluted earnings per share have increased from $0.48 for the year ended December 31, 1998 on net income of $136,476, to $1.18 ($1.16 on a fully diluted basis) for the year ended December 31, 2002 on net income of $337,869.

         We have paid dividends in each of the last three years. In March 2001, we paid a dividend of $0.20 per share, in March 2002, we paid a dividend of $0.24 per share and in February 2003, we paid a dividend of $0.28 per share.

         In June 2003, Old Line Bank completed a public offering of 299,000 shares of common stock at an offering price of $25 per share. We anticipate that the $6.9 million in net offering proceeds will provide Old Line Bank the capital to retain higher percentages of loans that we previously participated to other financial institutions and to support present and future growth in assets and maintain the Bank's well capitalized status with the bank regulatory authorities. We may also use these funds for future expansion efforts including, potentially, opening or acquiring new branch locations.

Summary of Recent Performance

         For the six-month period ending June 30, 2003, net income amounted to $261,654, compared to net income of $177,378 for the same period in the prior year. Basic and fully diluted earnings per share were $0.81 and $0.79, respectively, in the first six months of 2003, compared to $0.62 and $0.61 for the same period in 2002.

         For the year ended December 31, 2002, net income amounted to $337,869, compared to net income of $315,231 for the same period in the prior year. Basic and fully diluted earnings per share were $1.18 and $1.16, respectively, for the year ended December 31, 2002, compared to $1.10 and $1.09 for the year ended December 31, 2001.

         Return on average equity on an annualized basis during the first six months of 2003 increased to 9.10%, compared to a return on average equity of 6.62% for the same period in 2002. Return on average assets on an annualized basis for the first six months of 2003 was 0.69% compared to 0.59% for the same period in 2002. Return on average equity for the year ended December 31, 2002 was 6.40%, compared to 6.02% in 2001. Return on average assets for the year ended December 31, 2002 was 0.53%, compared to 0.59% in 2001.

         Total assets reached a historical high of $93.8 million on June 30, 2003. This represented a $21.6 million or 29.8% increase over the December 31, 2002 level of $72.2 million, and a $33.8 million or 55.1% increase over the December 31, 2001 level of $60.5 million.

         At June 30, 2003, total loans, net of allowance, had grown to $50.6 million, as compared to $43.1 million at December 31, 2002 and $33.7 million at December 31, 2001, representing increases of 17.6% and 50.0%, respectively. The growth in the loan portfolio reflects the hiring of additional relationship officers, the opening of the Clinton, Maryland branch in September 2002 and increased marketing efforts.

         The allowance for loan losses was $469,017 or 0.92% of loans at June 30, 2003, compared to $389,553 or 0.90% of loans at December 31, 2002 and $268,806 or 0.79% of loans at December 31, 2001. For all periods presented, our non-performing loans have been immaterial.

         Deposits amounted to $75.9 million at June 30, 2003, which represents a $13.7 million or 22.0% increase from $62.3 million of total deposits at December 31, 2002, and a $25.1 million or 49.4% increase from $50.8 million of total deposits at December 31, 2001. Deposits grew as a result of increased marketing efforts and the opening of the Clinton, Maryland branch in September 2002.

         Total stockholders' equity was $12.8 million at June 30, 2003 and $5.7 million at December 31, 2002, and was $5.4 million at December 31, 2001. Stockholders' equity increased during the first six months of 2003 as a result of the $6.9 million received from sale of 299,000 additional shares of common stock in June 2003 and net income of $261,654, offset by the payment of $80,257 in dividends in February 2003 and a $12,092 net decrease in the carrying value of our available for sale securities. Stockholders' equity increased from December 31, 2001 to December 31, 2002 as a result of net income during 2002 of $337,869 and a $56,011 net increase in the carrying value of our available for sale securities, which was offset by the payment of $68,791 in dividends in March 2002.

         Our net interest margin was 3.62% for the first six months of 2003, as compared to 3.87% for the first six months of 2002. The net interest margin was 3.78% for the full year 2002 and 3.91% for 2001. The decline in the net interest margin is a direct result of actions taken by the Board of Governors of the Federal Reserve System to lower the target federal funds rate from 6.50% at January 1, 2001, to 1.75% on January 1, 2002, to 1.25% on January 1, 2003, and to 1.0% on June 30, 2003. Many of our interest-earning assets, including many of our commercial loans, real estate loans and home equity loans, are based on the Wall Street Journal "Prime" rate, which is generally tied to the federal funds rate. In contrast, our time deposits have fixed interest rates, which have not re-priced as quickly during the declining interest rate environment. The effect on net interest margin of declining interest rates was somewhat offset by increases in deposits and interest earning assets during the periods. During the next 12 months, there are $13.7 million in certificates of deposit or 51.96% of our certificate of deposit portfolio with an average interest rate of 3.91% that will mature and will re-price to the then current market interest rate. We believe that we offer competitive interest rates on certificates of deposit and that we will be able to retain these deposits. If retained at our current average certificate of deposit rate of 1.5% our interest expense would decline and our net interest margin would increase.

         We are not aware of any current recommendations by any regulatory authorities, which, if they were implemented, would have a material effect on our liquidity, capital resources or results of operations.

Results of Operations

         Net Interest Income

         Net interest income is the difference between income on assets and the cost of funds supporting those assets. Earning assets are comprised primarily of loans, investments, and federal funds sold; interest-bearing deposits and other borrowings make up the cost of funds. Non-interest bearing deposits and capital are also funding sources. Changes in the volume and mix of earning assets and funding sources along with changes in associated interest rates determine changes in net interest income.

         Six months ended June 30, 2003 compared to six months ended June 30,
         --------------------------------------------------------------------
         2002
         ----

         Net interest income after provision for loan losses for the six months ended June 30, 2003 increased 16.24% to $1.2 million from $1.0 million for the same period in 2002. The increase is primarily attributable to a 26.42% increase in average interest earning assets to $70.5 million for the six months ended June 30, 2003, over $55.8 million of average interest earning assets for the same period in 2002.

         Interest income increased from $1.8 million for the six months ended June 30, 2002 to $1.9 million for the six months ended June 30, 2003. Interest expense for all interest bearing liabilities amounted to $668,971 for the six months ended June 30, 2003, which was $90,995 lower than the $759,966 amount for the six months ended June 30, 2002.

         2002 compared to 2001
         ---------------------

         Net interest income after provision for loan losses for the year ended December 31, 2002 amounted to $2.1 million, which was $305,703 or 16.89% greater than the 2001 level of $1.8 million.

         Interest income increased from $3.5 million for the year ended December 31, 2001 to $3.8 million for the year ended December 31, 2002. The increase was primarily attributable to substantial increases in earning assets, which was somewhat offset by decreasing market interest rates. The increase in earning assets was directly attributable to the hiring of additional relationship officers, the opening of the Clinton, Maryland branch and increased marketing efforts.

         Average loans, net of allowance, were $36.9 million in 2002, compared to $27.7 million in 2001. The related interest income including fees from loans was $2.8 million in 2002, or $455,029 greater than the 2001 level of $2.4 million. The average yield on loans decreased to 7.58% in 2002 from 8.46% in 2001, as a result of the reduction in the prime rate from 9.00% at December 31, 2000 to 4.25% at December 31, 2002. Investment securities and other earning assets, such as federal funds sold, contributed $931,699 to interest income for the year ended December 31, 2002. This represents a decrease of $155,640 over the 2001 level of $1.1 million as a higher level of assets was deployed into loan growth and interest rates declined during the period. The yield on earning assets was 6.28% in 2002, which was 87 basis points less than the 2001 level of 7.15%.

         Interest expense for all interest bearing liabilities amounted to $1.5 million in 2002, which was $72,314 lower than the 2001 level of $1.6 million. The cost of interest bearing liabilities was 3.14% in 2002, or 82 basis points lower than the 2001 level of 3.96%. The decrease in interest expense resulted from declining market interest rates exceeding the increase in interest bearing liabilities. Consistent with asset growth, average interest bearing funding sources (deposits and borrowed funds) grew to $58.5 million in 2002, which was $11.0 million greater than the 2001 level of $47.6 million.

         As the result of increased recognition in the Prince George's County market, the proceeds from the capital offering and the hiring of a new relationship officer in 2003, we anticipate that we will continue to grow earning assets during the year. We believe that the anticipated growth in earning assets, the change in the composition of earning assets as more funds are deployed to loans and the anticipated continuation of the decline in cost of funds will result in an increase in our interest earning income, although there is no assurance that this will be the case. We anticipate that the continued decline in interest rates will offset a portion of this increase.



         The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related income, expense and corresponding weighted average yields and rates.
The average balances used in this table and other statistical data were calculated using average daily balances.

                     Average Balances, Interest, and Yields



                                                               Six  Months Ended June 30,
                                                             2003                     2002
                                              --------------------------------------------------------------------------
                               Average                                         Average
                               Balance          Interest             Yield      Balance      Interest        Yield
                               -------          --------             -----      -------      --------        -----
Assets:
Federal Funds Sold             $6,263,791        $36,695              1.18% $ 5,307,516     $    45,180        1.72%
Interest-bearing deposits         600,000          9,676              3.25            -               -

Investment Securities
   U.S.Treasury                        -              -              -               -               -        -

   U.S. Agency                 12,126,951        235,846              3.92   13,334,337         371,764        5.62
   Mortgage backed              2,970,846         56,578              3.84    1,643,664          49,153        6.03
   State and municipal          2,408,771         58,200              4.87      148,308           3,441        4.68
   Other                          374,319         10,488              5.65      370,544          11,090        6.04
                               ----------        ---------           ------  ----------       ---------      -------
      Total investment
securities                     17,880,887        361,112              4.07   15,496,853         435,448        5.67
                               ----------        ---------           ------  ----------       ---------      -------
Loans:
   Commercial                   6,079,030        251,516              8.34    5,883,708         269,509        9.24
   Mortgage                    22,737,066        723,426              6.42   16,061,981         591,121        7.42
   Installment                 17,397,890        552,011              6.40   13,331,864         490,536        7.42
                               ----------        ---------           ------  ----------       ---------      -------

     Total loans               46,213,986      1,526,953              6.66   35,277,553       1,351,166        7.72
Allowance for loan losses         433,746                                       295,243
                                  -------                                      --------
      Total loans, net of
allowance                      45,780,240      1,526,953              6.73   34,982,310       1,351,166        7.79
                               ----------       ---------           ------   ----------       ---------      -------

Total interest-earning assets  70,524,918      1,934,436              5.53   55,786,679       1,831,794        6.62
                               ----------       ---------           ------   ----------       ---------      -------
Noninterest-bearing cash        2,006,184                                     1,766,293
Premises and equipment          2,044,427                                     1,725,556
Other assets                      959,040                                       780,759
                                ---------                                     ----------
     Total assets             $75,534,569    $ 1,934,436              5.16   60,059,287                        6.15
                              ===========      ==========            ======  ===========                       ====
Liabilities and
Stockholders' Equity
Interest-bearing Deposits
    Savings and NOW deposits  $12,428,923    $    36,687              0.60  $ 9,889,637          45,527         .93
    Money market and super NOW 11,208,000         33,951              0.61    7,042,722          31,443         .90
    Other time deposits        26,445,952        501,266              3.82   24,143,442         586,294        4.90
                               ----------        ---------           ------  ----------       ---------      -------
Total interest-bearing
deposits                       50,082,875        571,904              2.30   41,075,801         663,264        3.26
Borrowed funds                  4,074,586         97,067              4.80    4,016,575          96,702        4.86
                               ----------        ---------           ------  ----------       ---------      -------

Total interest-bearing
liabilities                    54,157,461        668,971              2.49   45,092,376         759,966        3.40
Noninterest-bearing
deposits                       14,602,732                                     9,342,831
                               ----------                                     ---------
                               68,760,193        668,971              1.96   54,435,207         759,966        2.82

Other liabilities               1,022,555                                       261,898
Stockholders' equity            5,751,821                                     5,362,182
                                ---------                                     ---------

   Total Liabilities and
  Stockholders'
  Equity                      $75,534,569                                   $60,059,287
                              ===========                                   ===========


Net interest spread                                                   3.04                                     3.22
Net interest income                           $ 1,265,465             3.62%                 $ 1,071,828        3.87%
                                              ============            =====                  ===========       =====






                                                                     Year Ended December 31,
                                                                  2002                     2001
                                              -----------------------------------------------------------------------------
                               Average                                        Average
                               Balance          Interest           Yield      Balance       Interest           Yield
                               -------          --------           -----      -------       --------           -----





Assets:
Federal Funds Sold             $ 6,809,790     $   109,880          1.61% $ 7,333,393    $   306,002            4.17%
Interest-bearing deposits          347,945           8,297          2.38            -              -            -

Investment Securities
   U.S. Treasury                         -               -          -               -              -            -
   U.S. Agency                  11,806,666         609,988          5.17   12,889,966        758,163            5.88
   Mortgage backed               2,969,958         160,498          5.40            -              -            -
   State and municipal             694,697          31,966          4.60            -              -            -
   Other                           378,988          20,832          5.50      363,287         23,174            6.38
      Total investment          ----------        ---------       ------   ----------        -------            ----
securities                      15,850,309         823,284          5.19   13,253,253        781,337            5.90
                                ----------        ---------       ------   ----------        -------            ----
Loans:
   Commercial                    5,842,925         533,785          9.14    5,287,806        508,765            9.62
   Mortgage                     17,156,866       1,243,252          7.25   12,603,602      1,055,111            8.37
   Installment                  14,278,193       1,047,597          7.34   10,111,899        805,729            7.97
                                ----------        ---------       ------   ----------        -------            ----
   Total loans                  37,277,984       2,824,634          7.58   28,003,307      2,369,605            8.46
Allowance for loan losses          330,895                                    260,099
                                ----------                                 ----------
      Total loans, net of
allowance                       36,947,089       2,824,634          7.65   27,743,208      2,369,605            8.54
                                ----------        ---------       ------   ----------        -------            ----
Total interest-earning assets   59,955,133       3,766,095          6.28   48,329,854      3,456,944            7.15
                                ----------        ---------       ------   ----------        -------            ----
Noninterest-bearing cash         1,737,089                                  2,197,622
Premises and equipment           1,758,886                                  1,756,152
Other assets                       901,183                                    983,036
                                   -------                                    -------

    Total assets               $64,352,291     $ 3,766,095          5.85  $53,266,664    $ 3,456,944            6.49
                               ===========    ============                 ==========    ===========
Liabilities and
Stockholders' Equity
Interest-bearing Deposits
    Savings and NOW deposits  $10,320,302      $    87,873          0.85    8,936,254    $   139,305            1.56
    Money market and super NOW  8,211,172           69,791          0.85    5,878,011         79,610            1.35
    Other time deposits        25,176,433        1,144,434          4.55   20,828,397      1,155,256            5.55
                               ----------         ---------       ------   ----------        -------            ----
Total interest-bearing
deposits                       43,707,907        1,302,098          2.98   35,642,662      1,374,171            3.86
Borrowed funds                  4,000,000          194,835          4.87    4,000,000        195,076            4.88
                               ----------         ---------       ------   ----------        -------            ----
Total interest-bearing
liabilities                    47,707,907        1,496,933          3.14   39,642,662      1,569,247            3.96
Noninterest-bearing
deposits                       10,839,966                                  7,914,338
                               ----------                                  ---------
                               58,547,873        1,496,933          2.56   47,557,000      1,569,247            3.30


Other liabilities                525,934                                    477,104
Stockholders' equity           5,278,484                                  5,232,560
                               ---------                                  ---------
   Total Liabilities and
  Stockholders'
  Equity                      $64,352,291                               $53,266,664
                              ===========                               ===========


Net interest spread                                                 3.14                                        3.19
Net interest income                            $ 2,269,162          3.78%                     $ 1,887,697       3.91%
                                               ===========         =======                    ============     =====





Interest on tax-exempt securities is reported on a fully taxable equivalent basis.
We had no non-accruing loans for the periods presented.



         The following table describes the impact on our interest income and expense resulting from changes in average balances and average rates for the periods indicated. The change in interest income due to both volume and rate is reported with the rate variance.

                                                                  Rate/Volume Variance Analysis

                                         Six Months Ended June 30,             Years Ended December 31,
                                       -------------------------------     -----------------------------
                                           2003 compared to 2002              2002 compared to 2001
                                       -------------------------------     -----------------------------
                                              Variance due to:                   Variance due to:

                                         Total           Rate       Volume        Total      Rate       Volume
                                                              (Dollars in thousands)
Interest Earning Assets:
  Interest bearing deposits              $  9,676     $  9,676     $    -       $  8,297   $  8,297   $      -
  Federal funds sold                       (8,485)     (24,933)     16,448      (196,122)  (174,288)   (21,834)

Investment Securities
 U.S. Treasuries                           -               -            -              -          -         -
 U.S. Agency                             (135,918)     (68,063)   (67,855)      (148,175)   (84,477)   (63,698)
 Mortgage backed                            7,425      (72,604)     80,029       160,498    160,498         -
 State, county, municipals                 54,759      (51,031)    105,790        31,966     31,966
 Other                                       (602)        (830)        228        (2,342)    (3,344)     1,002

Loans:
   Demand and time                        (17,993)     (36,041)     18,048        25,020    (28,382)    53,402
   Mortgage                               132,305     (362,986)    495,291       188,141   (192,967)   381,108
   Installment                             61,475     (240,224)    301,699       241,868    (90,186)   332,054
                                           ------    ---------    -------        -------    --------   -------
       Total interest revenue             102,642     (847,036)    949,678       309,151   (372,883)   682,034
                                           ------    ---------    -------        -------    --------   -------



Interest Bearing Liabilities:
   Savings and NOW deposits                (8,840)     (32,455)     23,615       (51,432)   (73,008)    21,576
   Money market and super NOW               2,508      (34,980)     37,488        (9,819)   (41,419)    31,600
   Other time deposits                    (85,028)    (197,851)    112,823       (10,822)  (251,988)   241,166
   Other borrowed funds                       365       (2,454)      2,819          (241)      (241)
                                         --------    ---------    -------        -------   --------   -------
       Total interest expense             (90,995)    (267,740)    176,745       (72,314)  (366,656)   294,342
                                         --------    ---------    -------        -------   --------   -------

Net interest income                      $193,637    $(579,296)  $ 772,933     $ 381,645   $ (6,227) $ 387,692
                                         ========    =========  ==========    =========    ========  =========


Interest on tax-exempt securities is reported on fully taxable equivalent basis.

         Provision for Loan Losses

         Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the type of loans being made, the credit-worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions. We charge the provision for loan losses to earnings to maintain the total allowance for loan losses at a level considered by management to represent its best estimate of the losses known and inherent in the portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to Old Line Bank's market area), regulatory guidance, peer statistics, management's judgment, past due loans in the loan portfolio, loan charge off experience and concentrations of risk (if any). We charge losses on loans against the allowance when we believe that collection of loan principal is unlikely. Recoveries on loans previously charged off are added back to the allowance.

         The provision for loan losses was $78,000 for the six months ended June 30, 2003, as compared to $66,000 for the six months ended June 30, 2002, an increase of $12,000. The increase was primarily the result of growth in loan balances outstanding in all segments of the portfolio as well as a change in the composition of the portfolio.


         Historically, we have experienced loan losses in the consumer loan portfolio, specifically indirect automobile loans. We have exited that business and have reduced that element of the portfolio by 95% or $3.2 million during the past three years to an outstanding balance of $161,000 at June 30, 2003 as compared to a balance of $514,000 at June 30, 2002. Also, during the six months ended June 30, 2002, substantially all of the charge-offs were related to indirect automobile loans.

         As we have decreased indirect automobile loans, we have simultaneously increased our mortgage loans, specifically commercial real estate loans, both as a percentage of loans in the loan portfolio and in total dollar value. From June 30, 2002 to June 30, 2003, the dollar value of our commercial real estate loans increased from $13.5 million to $22 million, and the percentage of commercial real estate loans to total loans increased from 42.36% to 43.22%.

         Because commercial real estate loans generally have higher loan balances and greater credit risk than indirect automobile loans, the loss estimates for these types of loans are generally greater than the loss estimates for indirect automobile loans. As a result, the reduction in the indirect automobile loan portfolio was more than offset by increased allowances allocated to the mortgage loan portfolio as a result of the increase in commercial real estate loans. The net effect of this change is that our allowance for loan losses has increased as a percentage of total loans. We expect that this trend will continue.

         The provision for loan losses was $144,000 for the year ended December 31, 2002, as compared to $78,000 for the year ended December 31, 2001, an increase of $66,000. The increase was primarily the result of growth in loan balances outstanding in all segments of the portfolio as well as a change in the composition of the portfolio as described above. With respect to the change in the composition of the portfolio, at December 31, 2002, we had reduced the indirect automobile loan element of the portfolio to an outstanding balance of $302,000 as compared to a balance of $881,000 at December 31, 2001. During the years ended December 31, 2002 and December 31, 2001, substantially all of the charge-offs were related to indirect automobile loans. Also, from December 31, 2001 to December 31, 2002, the dollar value of our commercial real estate loans increased from $11.6 million or 34.16% of total loans to $16.7 million or 38.58% of total loans.

         The adequacy of the allowance for loan losses is reviewed at least quarterly. Our review includes evaluation of impaired loans as required by SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure. Also incorporated in determining the adequacy of the allowance is guidance contained in the Securities and Exchange Commissions SAB No. 102, Loan Loss Allowance Methodology and Documentation; and the Federal Financial Institutions Examination Council's Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions.

         The evaluation of the adequacy of the allowance for loan losses is based upon loan categories except for delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with loan collateral, which are evaluated separately and assigned loss amounts based upon the evaluation. Loss ratios are applied to each category of loan other than commercial loans (including letters of credit and unused commitments), where the loans are further divided by risk rating and loss ratios are applied by risk rating, to determine estimated loss amounts. Categories of loans are installment and other consumer loans (other than boat loans), boat loans, mortgage loans (commercial real estate, residential real estate and real estate construction) and commercial loans.

         Loss ratios for installment and other consumer loans (other than boat loans), boat loans and mortgage loans (commercial real estate, residential real estate and real estate construction) are determined based upon a review of prior 18 months delinquency trends for the category, the three year loss ratio for the category, peer group loss ratios and industry standards.

         With respect to commercial loans, management assigns a risk rating of one through eight to each loan at inception, with a risk rating of one having the least amount of risk and a risk rating of eight having the greatest amount of risk. For commercial loans of less than $250,000, the risk rating may be reviewed annually based on, among other things, the borrower's financial condition, cash flow and ongoing financial viability; the collateral securing the loan; the borrower's industry and payment history. The risk rating for all commercial loans in excess of $250,000 is reviewed at least annually. Loans with a risk rating of five or greater are evaluated separately and assigned loss amounts based upon the evaluation. For loans with risk ratings between one and four, loss ratios are determined based upon a review of prior 18 months delinquency trends, the three year loss ratio, peer group loss ratios and industry standards.

         We also identify and make any necessary allocation adjustments for any specific concentrations of credit in a loan category that in management's estimation increase the risk inherent in the category. If necessary, we will also make an adjustment within one or more loan categories for economic considerations in our market area that may impact the quality of the loans in the category. For all periods presented, there were no specific adjustments made for concentrations of credit or economic considerations. We will not create a separate valuation allowance unless a loan is considered impaired under SFAS No. 114 and SFAS No. 118. For all periods presented, there were no impaired loans.

         Our policies require a review of assets on a regular basis, and we believe that we appropriately classify loans as well as other assets if warranted. We believe that we use the best information available to make a determination with respect to the allowance for loan losses, recognizing that the determination is inherently subjective and that future adjustments may be necessary depending upon, among other factors, a change in economic conditions of specific borrowers or generally in the economy, and new information that becomes available to us. However, there are no assurances that the allowance for loan losses will be sufficient to absorb losses on non-performing assets, or that the allowance will be sufficient to cover losses on non-performing assets in the future.

         The allowance for loan losses represents 0.92% of total loans at June 30, 2003 and 0.90% and 0.79% of total loans at December 31, 2002 and December 31, 2001, respectively. Old Line Bank has no exposure to foreign countries or foreign borrowers. Management believes that the allowance for loan losses is adequate for each period presented.

         The following table represents an analysis of the allowance for loan losses for the periods indicated:

                                                                   Allowance for Loan Losses

                                                           Six Months Ended               Year Ended
                                                               June 30,                  December 31,
                                                               --------                  ------------
                                                          2003           2002          2002         2001
                                                     --------------------------------------------------------

         Balance, beginning of period                  $389,553        $268,806     $268,806     $251,631

         Provision for loan losses                       78,000          66,000      144,000       78,000
                                                        -------       ---------     --------     --------

         Chargeoffs:
           Commercial                                         -               -            -            -
           Mortgage                                           -               -            -            -
           Consumer                                     (2,309)       (21,152)      (35,748)     (68,731)
                                                        -------       ---------     --------     --------
         Total chargeoffs                               (2,309)        (21,152)     (35,748)     (68,731)
         Recoveries:
           Commercial                                         -               -            -            -
           Mortgage                                           -               -            -            -
           Consumer                                      3,773            8,173       12,495        7,906
                                                        -------       ---------     --------     --------
         Total recoveries                                3,773            8,173       12,495        7,906
                                                        -------       ---------     --------     --------
         Net chargeoffs                                  1,464          (12,979)     (23,253)     (60,285)

         Balance, end of period                       $469,017         $321,827     $389,553     $268,806
                                                      =========        =========    ========     ========

         Allowance for loan losses to total loans          .92%            .84%         .90%         .79%
         Ratio of net-chargeoffs during period to
           average loans outstanding during period        .003%         (.037%)      (.062%)      (.217%)






         The following table provides a breakdown of the allowance for loan losses.

                                                        Allocation of Allowance for Loan Losses
                                             June 30                                            December 31
                                             -------                                            -----------
                                  2003                      2002                      2002                       2001
                                  ----                      ----                      ----                       ----
                                    % of Loans                  % of Loans               % of Loans                 % of Loans
                                      in Each                   in Each                    in Each                    in Each
                         Amount      Category       Amount      Category      Amount      Category      Amount        Category
                         ------      --------       ------      --------      ------      --------      ------        --------

Installment & others      $16,653       2.15%        $47,056       3.92%       $29,512       3.08%       $58,561       5.60%
Boat                      128,304      32.35         136,007      34.22        114,282      35.43         57,899      32.08
Mortgage                  234,514      52.40          49,185      45.29        172,277      47.27         97,464      45.65
Commercial                89,546       13.10         89,579       16.57         73,482      14.22         54,882      16.67
                          -------     ------         -------     ------     --- ------      -----         ------      -----

Total                   $469.017      100.00%       $321,827     100.00%      $389,553     100.00%      $268,806     100.00%
                        =========    ========       ========     =======      ========     =======      ========     =======

         Non-interest Revenue

         Six months ended June 30, 2003 compared to six months ended June 30,
         --------------------------------------------------------------------
         2002
         ----

         Non-interest revenue consisted primarily of gains on securities sales, fee income from service charges on deposit accounts, mortgage origination fees from a third party processor, credit card fees and ATM fees. Non-interest revenues amounted to $344,241 for the six months ended June 30, 2003, an increase of $126,082 or 57.79% over the 2002 level of $218,159. In general, the increase resulted from realized gains on the sale of securities of $88,359 during the first six months of 2003 compared to none in 2002, and a $27,553 increase in loan fees during the first six months of 2003 as compared to the same period of 2002. Loan fees increased primarily because of an increase in re-financings on residential mortgages brokered to a third party processor caused by the historically low interest rate environment and an increase in new construction loans.

         2002 compared to 2001
         ---------------------

         Non-interest revenue consisted primarily of gains on securities sales, fee income from service charges on deposit accounts, mortgage origination fees from a third party processor, credit card fees and ATM fees. Revenues amounted to $471,553 for the year ended December 31, 2002, or 46.96% higher than the 2001 amount of $320,880. As part of our business strategy, efforts were focused during 2002 to increase the levels of non-interest income. As a result, we were successful in increasing processing fee revenue related to loans. Additionally, ATM machine activity increased, which resulted in enhanced "foreign" ATM fees, and we received increased mortgage origination fees from a third party processor. We also realized gains on the sale of securities of $38,346 during 2002 as compared to $18,180 during 2001.

         In 2003, we anticipate we will continue to increase income from loan fees as compared to prior years. This increase will occur due to growth in the number of new loans originated, particularly in the residential construction market. However, if mortgage interest rates stabilize or increase in the second half of 2003, we expect that mortgage origination fees will begin to decline during the third and fourth quarters of the year.

         Non-interest Expense

         Six months ended June 30, 2003 compared to six months ended June 30,
         --------------------------------------------------------------------
         2002
         ----

         Non-interest expense in the first six months of 2003 amounted to $1.1 million compared to the 2002 level of $961,278. The 16.89% increase is directly related to the opening of the Clinton, Maryland branch in September 2002 and the addition of a new lending officer in January 2003. The staff for the Clinton location was hired during the months of May, June and July of 2002. Additionally, we entered into a lease agreement and equipped the facility during the second and third quarters of 2002. The largest component of non-interest expense is salaries and benefits. Salary and benefits expense for the six months ended June 30, 2003 was $661,277 or $114,533 higher than the June 30, 2002 level of $546,744. Occupancy and furniture and equipment costs totaled $154,107 through June 30, 2003, or $21,382 over the 2002 level of $132,725. Other operating expenses and data processing increased $26,441 during the period.

         2002 compared to 2001
         ---------------------

         Non-interest expense was $2.1 million in 2002, which was $424,436 greater than the 2001 level of $1.7 million. Salaries and benefit costs amounted to $1.2 million in 2002, as compared to $939,068 in 2001. Staffing of the Clinton, Maryland branch in 2002 and the addition of an executive officer in late 2001 caused the increase in salaries and benefits.

         Occupancy expenses increased $24,255 in 2002 due to the opening of the Clinton, Maryland branch during the year.

         Other operating expenses increased $156,924 or 35.20% from $445,858 for the year ended December 31, 2001 to $602,782 for the year ended December 31, 2002. The opening of the Clinton, Maryland branch coupled with the increased volume of new customers added to processing costs. In particular, data processing expenses increased by approximately $30,000. Additionally, during 2002, the Accokeek and Old Line Centre branches experienced robbery related losses. As a result, during the year, we increased security at all branch locations which increased other operating expenses during 2002 by approximately $40,000. In 2002, we also incurred approximately $40,000 of additional expenses associated with the conversion from a national to a state bank charter.

         For 2003, we anticipate non-interest expense will increase by as much as $230,000 a result of incurred and projected expenses associated with (i) the formation of the holding company, (ii) the compliance and reporting requirements of the federal securities laws, (iii) listing our securities on the Nasdaq SmallCap Market (which we anticipate will occur during the fall of 2003), (iv) the addition of a new account officer and (v) our larger operations as a result of the capital offering.

         Income Taxes

         Six months ended June 30, 2003 compared to six months ended June 30,
         --------------------------------------------------------------------
         2002
         ----

         Income tax expense was $127,140 (32.70% of pre-tax income) for the six months ended June 30, 2003 as compared to $84,500 (32.27% of pre-tax net income) for the same period in 2002.

         2002 Compared to 2001
         ---------------------

         Income tax expense was $164,884 (32.80% of pre-tax income) for 2002 as compared to $155,582 (33.04% of pre-tax income) for 2001.

         Net Income

         Six months ended June 30, 2003 compared to Six months ended June 30,
         --------------------------------------------------------------------
         2002
         ----

         Net income was $261,654 or $0.81 basic earning per common share and $0.79 diluted earnings per common share for the six month period ending June, 2003, an increase of $84,276 or 47.51%, compared to net income of $177,378 for the same period during 2002. The increase in net income was the result of increases in net interest income of $175,190 and non-interest income of $126,082, offset by increases in the provision of loan losses of $12,000, income tax expense of $42,640 and non-interest expense of $162,356.

         2002 Compared to 2001
         ---------------------

         Net income was $337,869 or $1.18 basic earnings per common share and $1.16 diluted earnings per common share for the year ended December 31, 2002, an increase of $22,638 or 7.18%, compared to net income of $315,231 for the same period during 2001. The increase in net income was the result of increases in net interest income of $371,703 and non-interest income of $150,673, offset by increases in the provision of loan losses of $66,000, income tax expense of $9,302, and non-interest expense of $424,436.

Analysis of Financial Condition

         Investment Securities

         Old Line Bank's portfolio consists primarily of U.S. government agency securities, securities issued by states, counties and municipalities, mortgage-backed securities, and certain equity securities, including Federal Reserve Bank Stock and Federal Home Loan Bank Stock. The portfolio provides a source of liquidity, collateral for repurchase agreements as well as a means of diversifying Old Line Bank's earning asset portfolio. While we generally intend to hold the investment portfolio assets until maturity, we classify a significant portion of the portfolio as available for sale. We account for securities so classified at fair value and report the unrealized appreciation and depreciation as a separate component of stockholders' equity, net of income tax effects. We account for securities classified in the held to maturity category at amortized cost. Old Line Bank invests in securities for the yield they produce and not to profit from trading the securities. There are no trading securities in the portfolio.

         The investment portfolio at June 30, 2003 amounted to $15.7 million, a decrease of $3.1 million, or 16.44%, from the amount at December 31, 2002. Available for sale investment securities decreased to $11.4 million at June 30, 2003, from $13.4 million at December 31, 2002. Held to maturity securities decreased to $4.3 million at June 30, 2003 from $5.4 million at December 31, 2002. The decrease in the investment portfolio occurred because we sold some of these assets or they matured or were called and we deployed the proceeds into loans. The carrying value of available for sale securities includes unrealized gains of $122,590 at June 30, 2003 (reflected as unrealized appreciation of $81,095 in stockholders' equity after deferred taxes) as compared to net unrealized appreciation of $141,192 ($93,187 net of taxes) as of December 31, 2002. In general, this decline was the result of recognizing gains on of the sale of investment securities, the maturity of securities or the fact that some of the securities were called.

         The investment portfolio at December 31, 2002 amounted to $18.7 million, an increase of $3.0 million, or 18.92%, from the December 31, 2001 amount of $15.8 million. Available for sale investment securities increased to $13.4 million at December 31, 2002 from $11.1 million at December 31, 2001. Held to maturity securities increased to $5.4 million at December 31, 2002 from $4.7 million at December 31, 2001. The carrying value of available for sale securities included net unrealized appreciation of $141,192 at December 31, 2002 (reflected as unrealized appreciation of $93,187 in stockholders' equity after deferred taxes) as compared to net unrealized appreciation of $57,194 ($37,176 net of taxes) as of December 31, 2001.


         The following table sets forth a summary of the investment securities portfolio as of the periods indicated. Available for sale securities are reported at estimated fair value; held to maturity securities are reported at amortized cost.


                              Investment Securities
                             (Dollars in thousands)

                              June 30, December 31,
                                                   2003           2002           2001
                                                   ----           ----           ----

        Available For Sale Securities
        U.S. government agency                    $7,055         $8,075         $11,057
        State, county and municipal                1,816          1,472               -
        Mortgage backed                            2,482          3,841               -
                                                   -----      ---------         -------
        Total Available for Sale Securities      $11,353        $13,388         $11,057
                                                 =======        =======         =======

        Held To Maturity Securities
        U.S. government agency                     2,999          5,000           4,700
        State, county and municipal                1,306            352               -
                                                   -----       --------      ----------
        Total Held to Maturity Securities        $ 4,305         $5,352          $4,700
                                                 =======         ======          ======

        Equity Securities                          $ 375          $ 374           $ 367
                                                   =====          =====           =====


         The following table shows the maturities for the securities portfolio at December 31, 2002 and 2001.

                                                  Amortized Cost, Carrying Value and Average Yield

                                                                December 31, 2002
                               -------------------------------------------------------------------------------------

                                           Available for Sale                          Held to Maturity
                               ------------------------------------------- -----------------------------------------
                                 Amortized     Market           Average     Amortized    Market          Average
                                   Cost        Value             Yield         Cost      Value            Yield
                               ------------------------------------------- -----------------------------------------
Maturing
3 Months or less                 $ 1,073,640     $ 1,078,252        2.62%             $     $    -          -
> 3 Months through 1 Yr              423,328         437,394        4.10%         -              -          -
> 1 Year through 5 Yrs             8,145,105       8,269,934        3.88%     2,500,000     2,529,575      3.44%
> 5 Years through 10 Yrs           3,100,543       3,120,359        5.13%     2,851,588     2,935,873      5.16%
> 10 Yrs                             503,745         481,614        3.43%         -              -
                                 -----------     ------------                ----------    ----------

                                 $13,246,361     $13,387,553                 $5,351,588    $5,465,448
                                 ===========     ===========                 ==========    ==========

Pledged Securities                $3,000,000      $3,042,987                 $1,500,000    $1,578,819
                                  ==========      ==========                 ==========    ==========


                                                                December 31, 2001
                               -------------------------------------------------------------------------------------

                                           Available for Sale                          Held to Maturity
                               ------------------------------------------- -----------------------------------------
                                 Amortized     Market           Average     Amortized    Market          Average
                                   Cost        Value             Yield         Cost      Value            Yield
                               ------------------------------------------- -----------------------------------------
Maturing
3 Months or less                           $        $               -         $ 200,000     $ 200,500         5.30%
                                     -            -
> 3 Months through 1 Yr              500,000         489,530        4.00%        -             -                -
> 1 Year through 5 Yrs             3,000,000       3,029,170        5.68%     1,500,000     1,508,411         6.07%
> 5 Years through 10 Yrs           7,500,000       7,538,494        5.75%     3,000,000     3,043,440         6.11%
> 10 Yrs                             -                 -             -             -           -                -
                                 -----------     -----------                 ----------   -----------



                                       31

                                 $11,000,000     $11,057,194                 $4,700,000   $ 4,752,351
                                 ===========     ===========                 ==========   ===========

Pledged Securities                $4,500,000      $4,513,175                 $1,200,000   $ 1,210,655
                                  ==========      ==========                 ==========   ===========


         Contractual maturities of mortgage-backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time. Additionally, the issuer may call the callable agency securities listed above prior to the contractual maturity.

         Loan Portfolio

         The loan portfolio, net of allowance, unearned fees and origination costs increased $7.6 million or 17.56% to $50.6 million at June 30, 2003 from $43.1 million at December 31, 2002. Commercial business loans increased by $514,000 (8.35%), commercial real estate loans (generally owner-occupied) increased by $5.3 million (31.75%), residential real estate loans (generally home equity and fixed rate home improvement loans) increased by $777,000 (26.94%), real estate construction loans increased by $134,000 (15.25%) and installment loans increased by $894,000 (5.36%) from their respective balances at December 31, 2002.

         The loan portfolio, net of allowance, unearned fees and origination costs increased $9.3 million or 17.56% to $43.1 million at December 31, 2002 from $33.7 million at December 31, 2001. Commercial business loans increased by $499,734 (8.83%), commercial real estate loans (generally owner-occupied) increased by $5.1 million (44.12%), residential real estate loans (generally home equity and fixed rate home improvement loans) increased by $140,809 (5.10%), real estate construction loans decreased by $275,974 (23.90%) and installment loans increased by $3.9 million (30.41%) from their respective balances at December 31, 2001.

         Loans secured by real estate or luxury boats comprise the majority of the loan portfolio. Old Line Bank's loan customers are generally located in the greater Washington, D.C. metropolitan area.

         We anticipate the increase in our legal lending limit from $910,000 to $1,970,000 that occurred as a result of the capital offering will allow us to retain a higher percentage of loans that we previously participated to other financial institutions. In 2002, we participated out approximately $7 million in loans that we originated because they would have exceeded our legal lending limit. We believe that the ability to retain all or a portion of these types of loans will contribute to the continued growth in the loan portfolio.

         The following table summarizes the composition of the loan portfolio by dollar amount and percentages:

                                                         Loan Portfolio
                                                      (Dollars in thousands)
                                          June 30,                     December 31,
                                          --------                     ------------
                                          2003          %       2002       %       2001        %
Real Estate
    Commercial                         $21,999      43.22    $16,698   38.58    $11,586    34.16
    Construction                         1,013       1.99        879    2.03      1,155     3.40
    Residential                          3,661       7.19      2,884    6.66      2,744     8.09
Commercial                               6,670      13.10      6,156   14.22      5,656    16.67
Installment                             17,560      34.50     16,666   38.51     12,780    37.68
                                        ------      -----     ------ -------     -------  ------
                                        50,903     100.00             100.00              100.00
                                        ------     ======             ======              ======
                                                          $43,283.00         $33,921.00
                                                          ==========         ===========
Allowance for loan losses                  469                   390                269


                                       32

Net deferred loan fees and (costs)       (188)                 (166)               (81)
                                         -----               -------            --------
                                           281                   224                188
                                         -----               -------            --------
                                       $50,622               $43,059            $33,733
                                       =======               =======            =======

         The following table presents the maturities or repricing periods of selected loans outstanding at December 31, 2002.

                                                     Loan Maturity Distribution at December 31, 2002
                                             -----------------------------------------------------------------
                                             1 year or less     1-5 years        After 5 years      Total
                                             -----------------------------------------------------------------
                                                                  (Dollars in thousands)
Real Estate
  Commercial                                      $3,518             $9,798            $3,382     $16,698
   Construction                                      879                -                 -           879
  Residential                                      2,154                223               507       2,884
Commercial                                         3,506              1,973               677       6,156
Installment                                          290              1,293            15,083      16,666
                                                --------            -------           -------    --------
  Total loans                                    $10,347            $13,287           $19,649     $43,283
                                                 =======            =======           =======     =======

Fixed Rates                                        7,836              8,948            13,580      30,364
Variable Rates                                     2,511              4,339             6,069      12,919
                                                --------            -------           -------    --------
  Total loans                                    $10,347            $13,287           $19,649     $43,283
                                                 =======            =======           =======     =======


         Asset Quality

         Management performs reviews of all delinquent loans and relationship officers are charged with working with customers to resolve potential credit issues in a timely manner. Management generally classifies loans as non-accrual when collection of full principal and interest under the original terms of the loan is not expected or payment of principal or interest has become 90 days past due. Classifying a loan as non-accrual results in Old Line Bank no longer accruing interest on such loan and reversing any interest previously accrued but not collected. We will generally restore a non-accrual loan to accrual status when delinquent principal and interest payments are brought current and we expect to collect future monthly principal and interest payments. Old Line Bank recognizes interest on non-accrual loans only when received. As of June 30, 2003, December 31, 2002 and December 31, 2001, Old Line Bank did not have any non-accrual loans. As of June 30, 2003, December 31, 2002 and December 31, 2001, the balance on accruing loans that were past due more than 90 days was $0, $643 and $15,976, respectively.

         We classify any property acquired as a result of foreclosure on a mortgage loan as "real estate owned" and record it at the lower of the unpaid principal balance or fair value at the date of acquisition and subsequently carry the loan at the lower of cost or net realizable value. We charge any required write-down of the loan to its net realizable value against the allowance for credit losses at the time of foreclosure. We charge to expense any subsequent adjustments to net realizable value. Upon foreclosure, Old Line Bank generally requires an appraisal of the property and, thereafter, appraisals of the property on at least an annual basis and external inspections on at least a quarterly basis. As of June 30, 2003, December 31, 2002 and December 31, 2001, Old Line Bank held no real estate acquired as a result of foreclosure.

         Old Line Bank applies the provisions of Statement of Financial Accounting Standards No. 114 ("SFAS No. 114"), "Accounting by Creditors for Impairment of a Loan," as amended by Statement of Financial Accounting Standards No. 118 ("SFAS No. 118"), "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure." SFAS No. 114 and SFAS No. 118 require that impaired loans, which consist of all modified loans and other loans for which collection of all contractual principal and interest is not probable, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and corresponding provision for credit losses. Old Line Bank considers consumer loans as homogenous loans and thus does not apply the SFAS No. 114 impairment test to these loans. We write off impaired loans when collection of the loan is doubtful.

         We had no impaired or restructured loans as of June 30, 2003, December 31, 2002, or December 31, 2001.

         Deposits

          We seek deposits within our market area by paying competitive interest rates, offering high quality customer service and using technology to deliver deposit services effectively. At June 30, 2003, the deposit portfolio had grown to $75.9 million, a $13.7 million or 21.98% increase over the December 31, 2002 level of $62.3 million. We have seen growth in several key categories over the period. Demand deposits, NOW, super NOW, money market and certificates of deposit have all grown. The addition of the Clinton branch in September 2002 and key personnel expanded our deposit base.

         At December 31, 2002, deposits were $62.3 million, an $11.4 million increase over the December 31, 2001 level of $50.8 million. Non-interest bearing deposits grew $3.9 million during the period to $12.6 million from $8.8 million, and interest-bearing deposits grew $7.6 million to $49.6 million from $42.1 million.

         As a general practice, we do not purchase brokered deposits. During the periods reported, we had no brokered deposits. As market conditions warrant and balance sheet needs dictate, we may participate in the wholesale certificates of deposit market.

         The following is a summary of the maturity distribution of certificates of deposit as of June 30, 2003.

                                                           Certificate of Deposit Maturity Distribution
                                                                         June 30, 2003
                                               -----------------------------------------------------------------------
                                                Three Months or    Three Months to         Over
                                                     Less           Twelve Months     Twelve Months        Total
                                               -----------------------------------------------------------------------
                                                                       (Dollars in thousands)
Certificates of deposit:
   Less than $100,000                                $1,942              $8,311             $3,943         $19,014
   Greater than or equal to $100,000                    804               2,681              8,761           7,428
                                                       ----               -----              -----           -----
Total                                                $2,746             $10,992            $12,704         $26,442
                                                     ======             =======            =======         =======

         Borrowings

         Old Line Bank may obtain advances from the Federal Home Loan Bank of Atlanta upon the security of the common stock it owns in that bank and certain of its loans and investment securities, provided certain standards related to creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank of Atlanta advances are generally made to permit increased lending.

         At June 30, 2003, Old Line Bank was permitted to borrow up to $14 million from the Federal Home Loan Bank of Atlanta. As of that date, Old Line Bank had borrowed $4.0 million from the Federal Home Loan Bank of Atlanta. Old Line Bank borrowed the $4.0 million from the Federal Home Loan Bank in January 2001, currently pays interest only at 4.80%, and must repay the $4.0 million in January 2011. Old Line Bank may not prepay the loan prior to maturity without incurring a significant prepayment penalty.



         Interest Rate Sensitivity Analysis and Interest Rate Risk Management

         A principal objective of Old Line Bank's asset/liability management policy is to minimize exposure to changes in interest rates by an ongoing review of the maturity and re-pricing of interest-earning assets and interest-bearing liabilities. The Asset and Liability Committee of the Board of Directors oversees this review.

         The Asset and Liability Committee establishes policies to control interest rate sensitivity. Interest rate sensitivity is the volatility of a bank's earnings resulting from movements in market interest rates. Management monitors rate sensitivity in order to reduce vulnerability to interest rate fluctuations while maintaining adequate capital levels and acceptable levels of liquidity. Monthly financial reports supply management with information to evaluate and manage rate sensitivity and adherence to policy. Old Line Bank's asset/liability policy's goal is to manage assets and liabilities in a manner that stabilizes net interest income and net economic value within a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to achieve dependable, steady growth in net interest income regardless of the behavior of interest rates in general.

         As part of the interest rate risk sensitivity analysis, the Asset and Liability Committee examines the extent to which Old Line Bank's assets and liabilities are interest rate sensitive and monitors the interest rate sensitivity gap. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. The interest rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or re-price within such time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If re-pricing of assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

         Old Line Bank currently has a negative gap over the short term, which suggests that the net yield on interest earning assets may decrease during periods of rising interest rates. However, a simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rate, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

         The table below presents Old Line Bank's interest rate sensitivity at June 30, 2003. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, we have made certain assumptions to calculate the expected maturity of securities and loans.


                                                            Interest Sensitivity Analysis
                                                                   June 30, 2003
                                          -------------------------------------------------------------------
                                                                Maturing or Repricing
                                          -------------------------------------------------------------------
                                             Within        4 - 12        1 -5         Over
                                            3 Months       Months       Years        5 Years       Total
                                          -------------------------------------------------------------------
                                                                (Dollars in thousands)
Interest Earning Assets:
   Investment securities                      $ -          $ -          $ 6,271        $9,388      $15,659
   Loans                                       12,390        2,518       14,145        21,850       50,903
   Interest bearing deposits                        -          200          400             -          600
   Federal funds sold                          21,537                                               21,537
                                               ------      --------     -------       -------       ------
                                                                 -            -             -
        Total interest earning assets          33,927        2,718       20,816        31,238       88,699
                                               ------        -----       ------        ------       ------

Interest bearing liabilities:
  Interest-bearing transaction deposits        13,782        6,892            -             -       20,674
  Savings accounts                              3,236        3,236        3,236             -        9,708
  Time deposits                                 2,746       10,993       12,517                     26,256
                                               ------      --------     -------       -------       ------
                                                                                            -
        Total interest-bearing deposits        19,764       21,121       15,753             -       56,638
  FHLB Advances                                     -            -        4,000             -        4,000
  Other borrowings                                  -            -          -              -             -
                                                    -            -          -              -             -
        Total interest-bearing
        liabilities                            19,764       21,121       19,753                     60,638
                                               ------      --------     -------       -------       ------

Period Gap                                    $14,163    $(18,403)       $1,063       $31,238      $28,061
                                              =======    =========       ======       =======      =======

Cumulative Gap                                $14,163    $ (4,240)    $ (3,177)       $28,061      $28,061
                                              =======    =========    =========       =======      =======

Cumulative Gap / Total Assets                  15.18%      (4.55)%      (3.40)%        29.92%       29.92%
                                               ======      =======      =======        ======       ======


         Liquidity

         Our overall asset/liability strategy takes into account our need to maintain adequate liquidity to fund asset growth and deposit runoff. Our management monitors the liquidity position daily in conjunction with Federal Reserve guidelines. We have credit lines unsecured and secured available from several correspondent banks totaling $4.5 million. Additionally, we may borrow funds from the Federal Home Loan Bank of Atlanta. The credit facilities can be used in conjunction with the normal deposit strategies, which include pricing changes to increase deposits as necessary. We can also sell or pledge investment securities to create additional liquidity. From time to time we may sell or participate out loans to create additional liquidity as required. Additional sources of liquidity include funds held in time deposits and cash from the investment and loan portfolios.

         Our immediate sources of liquidity are cash and due from banks and federal funds sold. As of June 30, 2003, we had $2.1 million in cash and due from banks, and $21.5 million in federal funds sold and other overnight investments. As of December 31, 2002 and 2001, we had $1.4 million and $2.0 million in cash and due from banks, and $5.6 million and $6.3 million in federal funds sold and other overnight investments. The $6.9 million in net offering proceeds significantly increased our liquidity.

         Old Line Bank has sufficient liquidity to meet its loan commitments as well as fluctuations in deposits. We usually retain maturing certificates of deposit as we offer competitive rates on certificates of deposit. Management is not aware of any demands, trends, commitments, or events that would result in Old Line Bank's inability to meet anticipated or unexpected liquidity needs.

         Capital

         Our stockholders' equity amounted to $12.8 million at June 30, 2003, $5.7 million at December 31, 2002 and $5.4 million at December 31, 2001. We are considered "well capitalized" under the risk-based capital guidelines adopted by the Federal Reserve.

         The following table shows Old Line Bank's regulatory capital ratios and the minimum capital ratios currently required by its banking regulator to be "well capitalized." For a discussion of these capital requirements, see "Supervision and Regulation - Capital Adequacy Guidelines."


                                                              Risk Based Capital Analysis
                                                          June 30,                   December 31,
                                                ----------------------------------------------------------
                                                            2003                  2002         2001
                                                ---------------------------------------------------------
                                                                 (Dollars in thousands)
         Tier 1 Capital:
            Common stock                              $ 5,856                        $2,866      $ 2,866
            Capital surplus                             6,519                         2,600        2,563
            Retained earnings                             308                           127        (105)
            Less: disallowed assets                         -                            -          (23)
                                                   -----------                   ----------    ----------
         Total Tier 1 Capital                          12,683                         5,593        5,301

         Tier 2 Capital:
            Allowance for loan losses                     469                           390          269
                                                   -----------                   ----------    ----------

         Total Risk Based Capital                     $13,152                        $5,983       $5,570
                                                      =======                        ======       ======

         Risk weighted assets                         $60,709                       $50,971      $40,410
                                                      =======                       =======      =======




                                                                                                           Regulatory
         Capital Ratios:                                                                                     Minimum
                                                                                                          --------------
            Tier 1 risk based capital ratio             20.9%                       10.9%         13.1%         4.0%
            Total risk based capital ratio              21.7%                       11.7%         13.7%         8.0%
            Leverage ratio                              16.1%                        7.9%          9.2%         4.0%
            Equity to assets ratio                      13.7%                        7.7%          8.8%         4.0%


Return on Average Assets and Average Equity

         The ratio of net income to average equity and average assets and certain other ratios are as follows:


                                                     June 30,                      December 31,
                                          ---------------------------------------------------------------
                                                  2003            2002            2002           2001
                                          ----------------------------------------------------------------
                                                              (Dollars in thousands)

Average total assets                              $75,535         $60,059         $64,352         $53,267
                                                  =======         =======         =======         =======

Average equity                                     $5,752          $5,362          $5,278          $5,232
                                                   ======          ======          ======          ======

Net income                                          $ 262           $ 177           $ 338           $ 315
                                                    =====           =====           =====           =====

Cash dividends declared                             $  80          $  69            $  69           $  57
                                                    =====           =====           =====           =====

Divided payout ratio for period                    30.67%          38.78%          20.36%          18.19%
                                                   ======          ======          ======          ======

Return on average assets                             .69%            .59%            .53%            .59%
                                                    =====           =====           =====           =====

Return on average equity                            9.10%           6.62%           6.40%           6.02%
                                                    =====           =====           =====           =====

Average stockholders' equity to
   average total assets                             7.61%           8.93%           8.20%           9.82%
                                                    =====           =====           =====           =====

Impact of Inflation and Changing Prices and Seasonality

         The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Unlike industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, and may frequently reflect government policy initiatives or economic factors not measured by price index. As discussed above, Old Line Bank strives to manage its interest sensitive assets and liabilities in order to offset the effects of rate changes and inflation.

Application Of Critical Accounting Policies

        Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industry in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

        The most significant accounting policies followed by Old Line Bank are presented in Note 1 to the financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the provision for loan losses as the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

         The provision for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the provision for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the balance sheets. Note 1 to the financial statements describes the methodology used to determine the provision for loan losses and a discussion of the factors driving changes in the amount of the provision for loan losses is included in the "Provision for Loan Losses" section of this financial review.

Recent Accounting Pronouncements

         Accounting pronouncements that have been approved by the Financial Accounting Standards Board that have not become effective as of December 31, 2002 follow. These Statements will not have any impact on the financial statements of Old Line Bank at this time except for Statement No. 148, which requires additional disclosure of the option plans of Old Line Bank.

         FASB Statement No. 143, Accounting for Asset Retirement Obligations, applies to legal obligations associated with retirement of a tangible long-lived asset. The statement requires that management recognize the fair value of an asset retirement obligation in the period incurred, adding capitalization of this cost to the cost of the asset. Annually the asset, including the capitalized cost, should be reviewed for impairment. The effective date of the Statement is for years beginning after June 15, 2002.

         FASB Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections, rescinds those pronouncements referred to in the title and amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Statement amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement are effective for years beginning after May 15, 2002.

         FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when a liability is incurred, recognizing that a company's commitment to an exit plan may not create a liability. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002.

         FASB Statement No. 147, Acquisitions of Certain Financial Institutions, addresses guidance on accounting for the acquisition of a financial institution and applies to all acquisitions except those between two or more mutual enterprises. The Statement requires that the excess of fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired in a business combination represents goodwill that should be accounted for under FASB Statement No. 142, Goodwill and Other Intangible Assets. The provisions of this Statement are effective for acquisitions occurring after October 1, 2002.

         FASB Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation plans. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The effective dates of parts of the Statement are for years ending after December 15, 2002 and parts for years beginning after December 15, 2002.

         In November 2002, FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which requires that for certain guarantees issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. The recognition and measurement provisions of FIN 45 do not have a material effect on the Company's financial positions or results of operations.

         In January 2003, FASB released FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). The Company does not engage in activities that are covered by FIN 46. Therefore, there is no effect on the Company's financial position or results of operations as a result of the release of FIN 46.


Item 3.  Description of Property

         We acquired our headquarters, which is a full service banking branch and office facility located at 2995 Crain Highway in Waldorf, Maryland, in 1998 for $750,000, renovated the space at a cost of approximately $716,000, and moved our main office into it from our branch office located at 12080 Old Line Centre in Waldorf, Maryland. As an accommodation to the seller, we purchased this facility subject to a 99-year lease that we have paid in full, and we have the option to purchase the facility for $1.00 plus any applicable closing costs. We intend to exercise the purchase option during 2003. For financial reporting purposes, the facility is considered owned by Old Line Bank.

         We continue to maintain a branch operation at the Old Line Centre location, and have done so since 1989. The lease, which commenced in August 1999, is a ten-year lease with two, five-year options. Payment terms on the lease are "triple net," at $4,383 monthly with 1.5% annual increases.

         In 1995, we opened a branch at 15808 Livingston Road in Accokeek, Maryland in Prince George's County in leased facilities. In March 2003, we purchased the Accokeek location for $155,877.

         Our Clinton, Maryland, Prince George's County branch, located at 7801 Old Branch Avenue, was opened in September 2002 in leased space. Exclusive of the $825 in monthly rent, we pay no utilities or other expenses associated with this facility. The lease incorporates increases in monthly rent beginning in October 2006 to $2,301, in October 2008 to $2,685 and 1.5% every year thereafter. The lease term is for a period of ten years, with three, five-year options.

Item 4.  Security Ownership of Certain Beneficial Owners and Management



               Stock Ownership of Management and Principal Holders

         The following table sets forth information with respect to the expected beneficial ownership of Old Line Bancshares, Inc.'s common stock by each director, by our executive officers and by all of our directors and executive officers as a group, as well as information regarding each other person that we believe will own in excess of 5% of the outstanding common stock. Unless otherwise noted below, we believe that each person named in the table has or will have the sole voting and sole investment power with respect to each of the securities reported as owned by such person.



                                                                                    Total Number of
                                                                    Options to      Shares
              Name and Address of                 Common Stock   Purchase Common    Beneficially       Percentage of
              --------------------                      ------            -------
              Beneficial Owner(1)                                      Stock        Owned(2)           Ownership(3)

Charles A. Bongar, Jr.                                   2,225               1,500         3,725           0.63%
Joseph E. Burnett                                        3,500                   0         3,500           0.60
Craig E. Clark(4)                                       20,000               1,500        21,500           3.66
James W. Cornelsen                                       8,439              10,750        19,189           3.22
Daniel W. Deming(5)                                      4,500               1,500         6,000           1.02
James F. Dent                                            7,025               1,500         8,525           1.45
Nancy L. Gasparovic                                      1,750               1,500         3,250            .55
Samuel V. Goekjian                                      26,162               1,500        27,662           4.71
Randy A. Lakes                                           1,225               1,500         2,725            .46
Frank Lucente(6)                                        16,525                 250        16,775           2.86
Gail D. Manuel (7)                                       1,750               1,500         3,250           0.55
John D. Mitchell                                         2,618               1,500         4,118            .70
Christine M. Rush(8)                                       500                   0           500           0.09

All  directors &  executive  officers as a group
(13 people)                                             96,319              24,500       120,719          19.79%

John S. Clark
305 Lake Shore Drive
Shady Shores, Texas 76208                               34,000                   0        34,000           5.81%

Jeffrey A. Miller and Eric D. Jacobs(9)
c/o Miller & Jacobs Capital, L.L.C.
P.O. Box 26039, Gallows Bay Station
Christiansted, Virgin Islands 00824                     36,500                   0        36,500           6.23%
------------------------------------------------- -------------- ------------------ ----------------- ----------------



(1) Unless otherwise indicated, the address of each person listed in the foregoing table is the address of Old Line Bank.

(2) The total number of shares beneficially owned includes shares of common stock owned by the named persons as of the date of this Registration Statement and shares of common stock subject to options held by the named persons that are exercisable as of, or within 60 days of, the date of this Registration Statement.

(3) The shares of common stock subject to options are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(4) Includes 16,101 shares of common stock held jointly with his spouse. Does not include 3,147 shares owned by an individual retirement account for the benefit of his spouse. Mr. Clark disclaims beneficial ownership in such shares.

(5) Holds 1,900 shares of common stock jointly with his spouse, and 2,500 shares of common stock in Deming Associates, Inc. of which Mr. Deming is President and majority owner.

(6) Includes 8,150 shares of common stock held by Lucente Enterprises, Inc., of which Mr. Lucente is the President, and 250 shares of common stock held by Chesapeake Custom Homes, LLC, of which Lucente Enterprises, Inc. is a manager and the majority member.

(7) Includes 280 shares of common stock held jointly with her spouse.

(8) Includes 100 shares of common stock held jointly with Mark O. Posten.

(9) Mr. Jacobs and Mr. Miller have indicated that they indirectly own 36,500 shares of common stock as the sole managers and members of Miller & Jacobs Capital, L.L.C., which is affiliated with several investment entities, including the Acadia Fund I, L.P.

                                   MANAGEMENT

         The Board of Directors of Old Line Bancshares, Inc. consists of those persons who presently serve as directors of Old Line Bank. Furthermore, all of Old Line Bancshares, Inc.'s executive officers also serve as executive officers of Old Line Bank. All of the members of Old Line Bancshares, Inc.'s Board of Directors have served since the incorporation of Old Line Bancshares, Inc. in April 2003.

         Set forth below are the names, ages and recent business experience of the members of our Board of Directors and our executive officers.

Directors

         Charles A. Bongar, Jr., 58, is a lawyer with an office in Waldorf, Maryland and specializes in real estate transactions, estate probate and personal injury cases. Since 1977, he has been a principal of Andrew, Bongar, Starkey & Clagett, P.A. Mr. Bongar resides in LaPlata, Maryland. He has been a member of the Board of Directors of Old Line Bank since 1993.

         Craig E. Clark, 61, is President of Waldorf Carpets, a wholesale and retail flooring company. He has served as its President since 1991. Mr. Clark is a founder of Old Line Bank. He has served as Chairman of the Board of Directors of Old Line Bank since 1994 and served as a member of the Board of Directors of Old Line Bank since 1988. He is the Chairman of the Board of Directors of Old Line Bancshares, Inc. Mr. Clark resides in Lusby, Maryland.

         James W. Cornelsen, 48, is the President and Chief Executive Officer of Old Line Bancshares, Inc. and Old Line Bank. He joined Old Line Bank and became a member of its Board of Directors in 1994. He has 27 years of commercial banking experience. Prior to joining Old Line Bank, Mr. Cornelsen was a Senior Vice President at Sequoia National Bank and Vice President of Commercial Lending at Citizens Bank of Maryland. Mr. Cornelsen resides in LaPlata, Maryland.

         Daniel W. Deming, 54, is President of Deming Associates, Inc., in Accokeek, Maryland, and has served in that capacity since 1979. He also serves as a Director of Kanawha Roxalana Company, in West Virginia and is a Director of Livingston, Ltd. All three of these companies are engaged in various aspects of real estate. Mr. Deming resides in Accokeek, Maryland. He has been a member of the Board of Directors of Old Line Bank since 1992.

         James F. Dent, 66, is owner and operator of a State Farm Insurance Agency that he established in 1961. Mr. Dent resides in LaPlata, Maryland. Mr. Dent is a founder of Old Line Bank and has served as a member of its Board of Directors since 1988.

         Nancy L. Gasparovic, 56, is President of Title Professionals, Ltd., a real estate settlement company in LaPlata, Maryland, and has served in that capacity since 1989. Ms. Gasparovic resides in Issue, Maryland. She has been a member of the Board of Directors of Old Line Bank since 1993.

         Samuel V. Goekjian, 75, is Chairman and Chief Executive Officer of Intracon Associates, LLC, a financial consulting firm in Washington, D.C., and has served in that capacity since 1995. Mr. Goekjian is a founder of Old Line Bank, served as Chairman of the Board of Directors of Old Line Bank from 1988 to 1991 and as a Director of Old Line Bank in 1992, and has served as a member of the Board of Directors of Old Line Bank since 1995. Mr. Goekjian resides in Washington, D.C.

         Randy A. Lakes, 51, is a Certified Public Accountant and Personal Financial Specialist and owner of Lakes & Company, an accounting firm in Waldorf, Maryland since 2000. From 1990 to 2000, Mr. Lakes was Vice President of Robinson, Lakes & Associates, an accounting firm. Since 1995, Mr. Lakes has been a registered representative with IFG Network Securities, Inc. He resides in Port Tobacco, Maryland. He has been a member of the Board of Directors of Old Line Bank since 1991.

         Frank Lucente, Jr., 61, is President of Lucente Enterprises, Inc., a land development consulting company, and has served in that capacity since 1989. Lucente Enterprises, Inc. is the majority member and a manager of Chesapeake Custom Homes, LLC, a suburban Maryland residential homebuilder and developer. Mr. Lucente resides in Edgewater, Maryland. He has been a member of the Board of Directors of Old Line Bank since 2002.

         Gail D. Manuel, 47, is Owner and Director of Trinity Memorial Gardens and Mausoleum in Waldorf, Maryland. She has held these positions since 1986. She is a past Board of Director of the Charles County Chamber of Commerce and past President of Charles County Zonta Club. She resides in Welcome, Maryland. She has been a member of the Board of Directors of Old Line Bank since 1994.

         John D. Mitchell, Jr., 54, is President of JCV, Inc. a petroleum equipment company located in Hughesville, Maryland, and has served in that capacity since 1985. Mr. Mitchell resides in LaPlata, Maryland. He has been a member of the Board of Directors of Old Line Bank since 1992.

         The directors of Old Line Bancshares, Inc. are divided into three classes, with each class containing one-third of the total number of directors, as near as is possible, and one of the three classes expiring each year.

         Messrs. Cornelsen, Deming, Dent and Mitchell's terms as directors expire at the 2004 annual meeting of the stockholders of Old Line Bancshares, Inc.

         Messrs. Clark and Lakes and Ms. Manuel's terms as directors expire at the 2005 annual meeting of the stockholders of Old Line Bancshares, Inc.

         Messrs. Bongar, Goekjian and Lucente and Ms. Gasparovic's terms as directors expire at the 2006 annual meeting of the stockholders of Old Line Bancshares, Inc.

Executive Officers Who are Not Directors and Key Employees

         Executive Officers
         ------------------

         Joseph E. Burnett, 57, joined Old Line Bank as a Senior Vice President and Chief Lending Officer in August 2001. He is also a Senior Vice President of Old Line Bancshares, Inc. He has over 37 years of banking experience in the Washington, D.C. metropolitan area specializing in commercial transactions. Prior to joining Old Line Bank, Mr. Burnett was a Senior Vice President in Commercial Lending at Farmers Bank for two years (1999-2001) and at Suburban Bank for twelve years (1987-1999). Mr. Burnett resides in Dunkirk, Maryland.

         Christine M. Rush, 47, joined Old Line Bank in 1998. She is a Senior Vice President, the Chief Financial Officer, the Chief Credit Officer and the Secretary of Old Line Bank. She is also a Senior Vice President, Chief Financial Officer and the Secretary of Old Line Bancshares, Inc. Prior to joining Old Line Bank, Ms. Rush was a Vice President in Commercial Lending and Cash Management at Signet Bank. She has over 25 years banking and financial management experience. Ms. Rush resides in LaPlata, Maryland.

         Key Employees
         -------------

         Jeffrey Franklin, 37, has been a Vice President of Old Line Bank in charge of branch operations since March 2002. Prior to joining Old Line Bank, he was a Vice President at The Columbia Bank where he was responsible for various aspects of branch operations for six years. Prior to his tenure at The Columbia Bank, he held various positions at First Virginia Banks. Mr. Franklin has over 13 years of banking experience. He resides in Crofton, Maryland.

         Erin G. Lyddane, 29, has been the Treasurer and an Assistant Vice President of Old Line Bank since February 2000. She is responsible for the daily operations of the bank and financial reporting. She joined Old Line Bank in 1992 and previously worked in various positions within the bank, including Branch Manager, Assistant Treasurer and Cashier. She resides in LaPlata, Maryland.

         The officers of Old Line Bancshares, Inc. and Old Line Bank are elected annually by the respective Boards of Directors following the annual meeting of stockholders and serve for terms of one year or until their successors are duly elected and qualified except where a longer term is expressly provided in an employment contract duly authorized and approved by the Board of Directors.
See "Executive Compensation - Employment Agreements."

Item 6.  Executive Compensation

Director Compensation

         Non-employee Directors of Old Line Bank, other than the Chairman of the Board, receive $150 for each attended meeting of the Board of Directors, and $75 for each attended meeting of the Asset & Liability Committee and the Loan/Loan Review Committee of the Board of Directors. Currently, Directors are not separately compensated for attendance at other committee meetings. However, upon reorganizing into a holding company structure, members of the audit committee of Old Line Bank will receive $150 for each attended meeting. Each non-employee Director, other than the Chairman of the Board, also receives a $250 quarterly retainer. The Chairman of the Board receives annual compensation of $20,000.

         In addition, beginning in December 1997 and continuing each December thereafter (except as described in the next sentence), Old Line Bank has granted each non-employee member of its Board of Directors options to purchase 250 shares of common stock. Options to purchase 500 shares were granted in May 2001 as the stock option plan in effect in 1999 and 2000 did not have sufficient options available to make the necessary grants in 1999 or 2000. These options are granted at fair market value, are exercisable immediately, and expire on the tenth anniversary of the grant date. Also, these options terminate (if not exercised) on the first anniversary of the termination of the Director's service on the Board of Directors. Old Line Bank (or Old Line Bancshares, Inc. upon formation of the holding company structure) intends to continue making these option grants to its Directors. See "- Employer Benefit Plans - Stock Option Plans."

         Old Line Bancshares, Inc. has paid no remuneration, direct or otherwise, to its officers and/or directors since its incorporation. It is expected that unless and until Old Line Bancshares, Inc. becomes actively involved in additional businesses, no separate compensation will be paid to the directors and officers of Old Line Bancshares, Inc. in addition to that paid to them by Old Line Bank in their capacities as officers and/or directors of Old Line Bank. However, Old Line Bancshares, Inc. may determine in the future that such separate compensation is appropriate.

Executive Compensation

         The following table sets forth the compensation paid by Old Line Bank to its Chief Executive Officer and to any other executive officer who received compensation in excess of $100,000 during 2002.

                                                Summary Compensation Table
                                                   Annual Compensation                 Long-term Compensation
                                              -------------------------------    ------------------------------------
        Name and Principal                                                          Securities
             Position                                                               Underlying         All Other
            ---------                 Year      Salary ($)      Bonus ($)           Options (#)       Compensation
                                      ----      ----------      ---------           -----------       ------------
James W. Cornelsen, President &
CEO(1)                                2002      $120,000            $0                 1,250             $4,195
                                      2001      $105,000         $10,000               1,250             $3,434

Joseph E. Burnett, Senior Vice
President & Chief Lending
Officer(2)                            2002      $100,000            $0                   0               $2,722
                                      2001      $ 36,378            $0                   0               $1,450

(1) Other compensation includes $2,400 and $2,300 of contributions to Old Line Bank's 401(k) retirement plan for 2002 and 2001, respectively; $990 and $885 of term life insurance payments paid by Old Line Bank on Mr. Cornelsen's behalf for 2002 and 2001, respectively, and auto reimbursement of $805 and $249 in 2002 and 2001, respectively.

(2) Mr. Burnett joined Old Line Bank in August 2001. Other compensation includes $2,000 and $728 of contributions to Old Line Bank's 401(k) retirement plan for 2002 and 2001, respectively; and $722 and $722 of term life insurance payments paid by Old Line Bank on Mr. Burnett's behalf for 2002 and 2001, respectively.

         The following table contains information concerning the grant of stock options made during the last completed fiscal year to Mr. Cornelsen.


                                                 Individual Grants
                                             Number of           % of Total
                                             Securities        Options Granted
                                         Underlying Options    to Employees in    Exercise or Base
              Name                           Granted            Fiscal Year     Price ($/Share)(2)  Expiration Date
              ----                           -------            -----------     ------------------  ---------------

James W. Cornelsen(1)                           1,250               100%               $17.80          12/31/2012

(1) Mr. Cornelsen received options to purchase 1,250 shares of common stock in December 2002 pursuant to his employment agreement. All of the options are exercisable.

(2) The exercise price is equal to the fair market value on the date of grant.


         The following table sets forth information on the aggregate number of shares of common stock underlying unexercised options held as of December 31, 2002 by Mr. Cornelsen and the aggregate dollar value of in-the-money unexercised options held as of December 31, 2002 by Mr. Cornelsen.

                                                            Aggregate Options Table

                                          Number of Securities Underlying         Value of Unexercised in-the-Money
                                              Unexercised Options at                         Options at
               Name                              December 31, 2002                      December 31, 2002(1)
------------------------------------ ------------------------------------------ --------------------------------------
                                         Exercisable        Unexercisable            Exercisable      Unexercisable
                                         -----------        -------------            -----------      -------------
James W. Cornelsen                        10,750(2)               0                    $52,470             $0


(1) Represents the total gain which would be realized if all in-the-money options held at December 31, 2002 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and the fair market value of the shares at December 31, 2002 of $17.80.

(2) The exercise price of these options is $10.12 per share with respect to 5,000 of these options, $14.28 per share with respect to 1,000 of these options, $17.00 per share with respect to 1,000 of these options, $12.00 with respect to 1,250 of these options, $15.80 with respect to 1,250 of these options and $17.80 with respect to 1,250 of these options.

Employment Agreements

         Old Line Bank has entered into employment agreements with each of James
W. Cornelsen, Joseph W. Burnett and Christine M. Rush.

         On March 31, 2003, Old Line Bank entered into a new employment agreement with Mr. Cornelsen, which supersedes the agreement he entered into with Old Line Bank in 1999. Pursuant to the new agreement, Mr. Cornelsen will continue to serve as the President and Chief Executive Officer of Old Line Bank. The new agreement has an initial term of five years and thereafter may be extended by the Board of Directors, in their sole discretion, for one additional year or such greater term as the Board of Directors deems appropriate.

         The agreement provides for an initial annual salary of $135,000, subject to annual increases as may be determined by the Board of Directors. Mr. Cornelsen also may receive an annual bonus to be determined by the Board of Directors. In addition, Mr. Cornelsen is entitled to receive an annual grant of options to purchase at least 1,250 shares of common stock (from either Old Line Bank or Old Line Bancshares, Inc. if Old Line Bank is reorganized into a holding company structure).

         The agreement terminates upon Mr. Cornelsen's death, permanent disability or by mutual written agreement. In addition, Mr. Cornelsen may terminate the agreement within six months following a "change in control," as described below, or for good reason as described in the agreement. Old Line Bank may terminate the agreement for certain events constituting cause as described in the agreement. Old Line Bank may also terminate the agreement without cause provided that it provides sixty days prior written notice to Mr. Cornelsen.

         If Mr. Cornelsen terminates the agreement for good reason, or if Old Line Bank terminates Mr. Cornelsen's employment without cause or because of permanent disability, Mr. Cornelsen will receive severance pay for the remaining term of the agreement in an amount equal to his average annual compensation over the prior five years.

         If Mr. Cornelsen is terminated or terminates his employment in anticipation of or within six months following a change in control, he is entitled to a single payment equal to 2.99 times his average annual compensation over the prior five years. If the change of control payments were required to be paid in 2003, Mr. Cornelsen would receive approximately $310,661.

         Pursuant to the employment agreement, a "change in control" will occur if:

          o any person or persons acting in concert acquires, whether by purchase, assignment, transfer, pledge or otherwise (including as a result of a redemption of securities), then outstanding voting securities of Old Line Bank, if, after the transaction, the acquiring person (or persons) owns, controls or holds with power to vote twenty-five percent (25%) or more of any class of voting securities of Old Line Bank, as the case may be;

          o within any twelve-month period (beginning on or after the effective date of the employment agreement) the persons who were directors of Old Line Bank immediately before the beginning of such twelve-month period (the "Incumbent Directors") cease to constitute at least a majority of such Board of Directors; provided that any director who was not a director as of the effective date of the employment agreement will be deemed to be an Incumbent Director if that director was elected to such Board of Directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors;

          o the stockholders of Old Line Bank approve a reorganization, merger or consolidation with respect to which persons who were the stockholders of Old Line Bank immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power entitled to vote in the election of directors of the reorganized, merged or consolidated company's then outstanding voting securities (other than in connection with the formation of the holding company); or

          o all or substantially all of the assets of Old Line Bank are sold, transferred or assigned to any third party.

If Old Line Bank is reorganized into a holding company structure, the employment agreement will be amended such that the foregoing events would also apply with respect to a transaction involving Old Line Bancshares, Inc.

         On March 31, 2003, Old Line Bank entered into employment agreements with Mr. Burnett and Ms. Rush to serve as Senior Vice Presidents of Old Line Bank. Each agreement has an initial term of two years and thereafter will automatically be extended for periods of one year unless either party terminates the automatic renewal by giving written notice ninety days prior to the renewal date.

         Mr. Burnett's agreement provides for an initial salary of $107,000 and Ms. Rush's agreement provides for an initial salary of $90,000. Mr. Burnett and Ms. Rush each may receive an annual bonus to be determined by the chief executive officer of Old Line Bank. In addition, Mr. Burnett and Ms. Rush are each entitled to receive an annual grant of options to purchase at least 750 shares of common stock (from either Old Line Bank or Old Line Bancshares, Inc. if Old Line Bank is reorganized into a holding company structure).

         Each agreement terminates upon the employee's death or physical or mental incapacitation that has left the employee unable to perform his or her duties for a period of sixty consecutive days. In addition, the employee may terminate his or her agreement by giving Old Line Bank sixty days written notice. Old Line Bank may terminate each agreement for certain events constituting cause as described in the agreements. Each employee is entitled to receive the remaining balance of his or her unused vacation and personal leave at the termination of employment unless the employee is terminated for cause.

Employer Benefit Plans

         Discounted Loan Rate and Free Checking
         --------------------------------------

         Old Line Bank currently provides employees a 1% discount on the then prevailing market interest rate on loans made by Old Line Bank to the employee, subject to satisfaction with Old Line Bank's underwriting standards for such loans. Additionally, all employees receive free checking.

         Health and Retirement
         ---------------------

         Old Line Bank currently provides health care benefits, including medical, disability and group life insurance, subject to certain deductibles and copayments, for its full time employees.

         Old Line Bank maintains a 401(k) profit sharing plan for employees who meet the eligibility requirements set forth in the plan. Pursuant to the plan, which was amended in March 2003, Old Line Bank matches the first 3% of employee contributions to the plan and 50% of the next 2% of employee contributions, for a maximum required contribution of 4% of employee eligible compensation. This plan, which covers substantially all employees, allows for elective employee deferrals. Old Line Bank's contributions to the plan for 2002, 2001 and 2000, were $14,255, $10,947 and $11,070, respectively.

         Stock Option Plans
         ------------------

         The stock option plan established by Old Line Bank described below will be transferred to Old Line Bancshares, Inc. following the reorganization without material modification.

         General. The stockholders of Old Line Bank approved the 2001 Incentive Stock Option Plan (the "Stock Option Plan") at the 2001 annual meeting of stockholders. The Stock Option Plan provides for the issuance of options to purchase shares of Old Line Bank common stock with the exercise price for such options to equal the fair market value of the common stock on the date of grant. Old Line Bank has also made grants of options prior to the Stock Option Plan pursuant to a prior stock option plan. As of the date of this Registration Statement, options to purchase an aggregate of 11,500 shares are outstanding pursuant to such grants.

         Administration of the Stock Option Plan; Eligibility of Participants. The Stock Option Plan provides that it shall be administered by a committee (the "Committee") appointed by the Board of Directors. The Committee is authorized to determine and designate from time to time those "key employees" of Old Line Bank, which is defined to include officers, directors, executives and supervisory personnel of Old Line Bank, to whom options are to be granted. Options may be "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or nonqualified options.

         Shares Subject to the Stock Option Plan. The Stock Option Plan provides for the reservation of 25,000 shares of Old Line Bank common stock for issuance upon the exercise of options granted under the Stock Option Plan. Shares may be newly issued, or may be reacquired by Old Line Bank. The number of shares reserved for the grant of options and the number of shares which are subject to outstanding options under the Stock Option Plan are subject to adjustment in the event of stock splits, reclassifications or other changes in Old Line Bank's capitalization. If an option expires or is terminated, the shares that were subject to the unexercised portion of the option are available for future options granted under the Stock Option Plan.

         Terms of Options. The Stock Option Plan became effective on May 24, 2001 and has a ten-year term. Each option granted under the Stock Option Plan will expire on the tenth anniversary of the date the option was granted or such other date as the Committee provides. In the event of the termination of employment of an optionee, other than for death or disability, all unexercised options will terminate unless the optionee exercises such options within three months after the optionee's employment with Old Line Bank is terminated or a shorter or longer period as the Committee may determine from time to time. Notwithstanding the foregoing, all unexercised options immediately lapse upon termination of employment during the two-year period after the most recent date upon which an option was granted if the termination is for cause or as a result of the voluntary act of the optionee which is not approved by Old Line Bank. Options are exercisable for one year after the death or disability of an optionee who is an employee.

         The purchase price of each share subject to an option shall be fixed by the Committee at the time the option is granted; provided, however, that in no event shall the purchase price be less than 100% of the fair market value of the common stock on the date of grant. In addition, with respect to any option intended to be an incentive stock option, in the event the optionee would otherwise be ineligible to receive an incentive stock option by reason of the provisions of the Internal Revenue Code of 1986, as amended (the "Code") relating to stock ownership of more than 10%, the purchase price of each share subject to an option shall be not less than 110% of the fair market value of a share of common stock at the time such option is granted.

         Options granted under the Stock Option Plan are not transferable by an optionee other than by will or the laws of descent and distribution. Options shall be exercisable only by the optionee during his lifetime; any attempt to transfer an option, or to assign, pledge, hypothecate or otherwise dispose of an option in violation of the terms of the Stock Option Plan, or to levy any attachment or similar process upon such option, results in the immediate termination of such option.

         Summary of Certain Federal Tax Consequences. Under current provisions of the Code, the federal income tax treatment of incentive stock options and nonqualified stock options is different. A holder of incentive stock options will not recognize compensation income for purposes of the regular income tax at the time the option is granted or at any time thereafter, provided that certain holding period requirements are met with respect to the stock after the option is exercised, and a federal income tax deduction generally will not be available to us at any time as a result of such grant or exercise. However, the excess of the fair market value of the common stock at the time an incentive stock option is exercised over the purchase price payable pursuant to the option is included in income for purposes of the alternative minimum tax. With respect to nonqualified stock options, the difference between the fair market value on the date of exercise and the option exercise price generally will be treated as compensation income upon exercise, and we will be entitled to a deduction in the amount of income so recognized by the optionee.

Item 7.  Certain Relationships and Related Transactions

         Old Line Bank has had in the past, and expects to have in the future, banking transactions with directors and executive officers and the business and professional organizations in which they are associated in the ordinary course of business. Any loans and loan commitments are made in accordance with all applicable laws. In the opinion of management, these transactions do not and will not involve more than the normal risk of collectibility or present other unfavorable features. Directors or officers with any personal interest in any loan application are excluded from considering any such loan application. The aggregate amount of loans outstanding at May 1, 2003 to Old Line Bank's directors, officers and their affiliates was approximately $2.4 million.

         Old Line Bank has entered into various transactions with firms in which owners are also members of the Board of Directors. Fees charged for these services are at similar rates charged by unrelated parties for similar work. We paid to these parties a total of $18,175 and $3,704 during the years ended December 31, 2002 and 2001, respectively.

Item 8.  Description of Securities

         Our authorized capital stock consists of 5,000,000 shares of common stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value.

         In general, stockholders or subscribers for our stock have no personal liability for the debts and obligations of Old Line Bancshares, Inc. because of their status as stockholders or subscribers, except to the extent that the subscription price or other agreed consideration for the stock has not been paid.

         As a Maryland corporation, the rights of Old Line Bancshares, Inc.'s stockholders currently will be governed by the provisions of the Maryland General Corporation Law (the "MGCL") and its charter and bylaws.

         The following summary of certain terms of our common stock and preferred stock is necessarily general and reference should be made in each case to our charter and bylaws, copies of which are included as exhibits to this Registration Statement.

Common Stock

         We are authorized to issue 5,000,000 shares of common stock, par value $0.01 per share.

         Subject to all rights of holders of any other class or series of stock, holders of common stock are entitled to receive dividends if and when the Board of Directors of Old Line Bancshares, Inc. declares dividends from funds legally available. In addition, holders of common stock share ratably in the net assets of Old Line Bancshares, Inc. upon the voluntary or involuntary liquidation, dissolution or winding up of Old Line Bancshares, Inc., after distributions are made to anyone with more senior rights.

         In general, each outstanding share of common stock entitles the holder to vote for the election of directors and on all other matters requiring stockholder action, and each share is entitled to one vote. Holders of common stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe to any securities of Old Line Bancshares, Inc.

Preferred Stock

         We are authorized to issue 1,000,000 shares of preferred stock, par value $0.01 per share. The Board of Directors may issue shares of preferred stock in one or more series from time to time. Prior to issuance of shares of each series of preferred stock, the Board of Directors is required to fix for each series the designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. The Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which some of our stockholders might believe to be in their best interests or in which they might receive a premium for their shares of common stock over the market price of such shares. As of the date hereof, we have no present plans to issue any preferred stock.

Anti-Takeover Provisions in our Charter and Bylaws

         General. A number of provisions of our charter and bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of our charter and bylaws that might be deemed to have a potential "anti-takeover" effect. The following description of certain of the provisions of our charter and bylaws is necessarily general and reference should be made in each case to the charter and bylaws.

         Extraordinary Transactions. Our charter provides that certain "business combination" (as defined in the charter) transactions between us and any person who is the beneficial owner, directly or indirectly, of more than fifteen percent (15%) of the shares of our capital stock entitled to vote in the election of directors (an "interested stockholder") (or between us and an affiliate of the interested stockholder) require a supermajority vote of 80% of the total outstanding shares of capital stock of Old Line Bancshares, Inc. unless a majority of the "disinterested directors" (as defined in the charter) of Old Line Bancshares, Inc. approve the business combination or unless certain fair price provisions are satisfied. In general, the charter defines "business combination" as:

          o any merger or consolidation of Old Line Bancshares, Inc. with an interested stockholder;

          o any sale, lease, license, exchange, mortgage, pledge, transfer or other disposition to or with any interested stockholder or any affiliate of any interested stockholder of any assets of Old

               Line Bancshares, Inc. having an aggregate fair market value equal to or greater than ten percent of the assets of Old Line Bancshares, Inc.;

          o the issuance or transfer by Old Line Bancshares, Inc. of any securities of Old Line Bancshares, Inc. to any interested stockholder or any affiliate of any interested stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value equal to or greater than ten percent of the combined assets of Old Line Bancshares, Inc., except pursuant to an employee benefit plan of Old Line Bancshares, Inc.;

          o any reclassification or recapitalization of Old Line Bancshares, Inc. or any other transaction (whether or not with or into or otherwise involving an interested stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Old Line Bancshares, Inc. which are directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder; or

          o the adoption of any plan or proposal for the liquidation or dissolution of Old Line Bancshares, Inc. proposed by or on behalf of an interested stockholder or any affiliate of any interested stockholder.

In general, the charter defines the term "disinterested director" as any person who is not an affiliate or associate of the interested stockholder and who was a member of the Board of Directors prior to the time that the interested stockholder became an interested stockholder.

         Classification of the Board of Directors. Our charter and bylaws provide that we shall have not less than five nor more than 25 directors, the exact number to be fixed by the Board of Directors, and that the number of directors may be increased or decreased by the Board of Directors. Our directors are divided into three classes - Class A, Class B and Class C - each class consisting of an equal number of directors, or as nearly equal as possible and each director (after an initial phase in period) serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. A classified Board of Directors promotes continuity and stability of management but makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur. We believe that classification of the Board of Directors will help to assure the continuity and stability of Old Line Bancshares, Inc.'s business strategies and policies as determined by the Board of Directors.

         Absence Of Cumulative Voting. There is no cumulative voting in the election of our directors. Cumulative voting means that holders of stock of a corporation are entitled, in the election of directors, to cast a number of votes equal to the number of shares that they own multiplied by the number of directors to be elected. Because a stockholder entitled to cumulative voting may cast all of his votes for one nominee or disperse his votes among nominees as he chooses, cumulative voting is generally considered to increase the ability of minority stockholders to elect nominees to a corporation's board of directors. The absence of cumulative voting means that the holders of a majority of our shares can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

         Removal of Directors. Our charter and bylaws provide that a director may only be removed by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors and only for cause.

         Amendment Of Charter and Bylaws. Our charter and bylaws generally provides that amendments to the charter or bylaws that would impact anti-takeover provisions must be approved by the holders of at least 80% of the shares entitled to be voted on the matter.

         Authorized Shares. As indicated above, our charter will authorize the issuance of 5,000,000 shares of common stock and authorizes the issuance of 1,000,000 shares of preferred stock. The authorization of shares of Common and preferred stock in excess of the amount issued provides our Board of Directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and stock options or other stock based compensation. The unissued authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of Old Line Bancshares, Inc. Also, as indicated above, the Board of Directors' right to set the terms of one or more series of preferred stock has anti-takeover effects.

         Procedures For Stockholder Nominations. Our bylaws provide that any stockholder desiring to make a nomination for the election of directors must submit written notice to us prior to the meeting. This advance notice requirement may give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations should management determine that doing so is in the best interest of stockholders generally.

Anti-Takeover Provisions in the MGCL

         In addition to the provisions contained in our charter and bylaws, the MGCL includes certain provisions applicable to Maryland corporations that may have an anti-takeover effect, including, but not limited to, the provisions discussed below.

         Business Combinations. Under the MGCL, certain "business combinations" between a Maryland corporation and an "Interested Stockholder" (as described in the MGCL) are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder, unless an exemption is available. Thereafter a business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
(i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless the corporation's stockholders receive a minimum price (as described in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. They also do not apply if the company has fewer than 100 beneficial owners of stock.

         Control Share Acquisitions. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquirer or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

         A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an "acquiring person statement"), may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

         Unless the charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the charter or bylaws provides otherwise, if voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

Summary of Anti-Takeover Provisions

         The foregoing provisions of our charter and bylaws and Maryland law could have the effect of discouraging an acquisition of Old Line Bancshares, Inc. or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions that might otherwise have a favorable effect on the price of our common stock. In addition, such provisions may make Old Line Bancshares, Inc. less attractive to a potential acquirer and/or might result in stockholders receiving a lesser amount of consideration for their shares of common stock than otherwise could have been available.

         Our Board of Directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by our Board of Directors. Our Board of Directors believes that these provisions are in Old Line Bancshares, Inc.'s best interests and the best interests of its stockholders. In the Board of Directors' judgment, the Board of Directors is in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of the stockholders. Accordingly, the Board of Directors believes that it is in Old Line Bancshares, Inc.'s best interests and in the best interests of its stockholders to encourage potential acquirers to negotiate directly with the Board of Directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts.

         Despite the Board of Directors' belief as to the benefits to Old Line Bancshares, Inc. of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which stockholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. The Board of Directors, however, believes that the potential benefits of these provisions outweigh their possible disadvantages.

Transfer Agent

         American Stock Transfer & Trust Company serves as our transfer agent.

                                     PART II
                                     -------

Item 1. Market Price of Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         Our common stock is quoted for trading on the OTC Bulletin Board operated by the National Association of Securities Dealers under the symbol "OLBK." In the past, our common stock has traded only sporadically.

         The following table reflects the high and low sales information as reported on the OTC Bulletin Board for the periods presented. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. The prices quoted were adjusted to reflect our one for two stock exchange in June 2002.


                                                                         Sale Price Range

                                                                       High             Low
                  2000
                  ----
                  First Quarter                                      $ 10.50         $  10.50


                                       53

                  Second Quarter                                       12.50            10.00
                  Third Quarter                                        12.50            11.25
                  Fourth Quarter                                       12.70            11.25

                  2001
                  ----
                  First Quarter                                        12.50            11.25
                  Second Quarter                                       12.00            11.25
                  Third Quarter                                        13.50            12.30
                  Fourth Quarter                                       16.00            12.60

                  2002
                  ----
                  First Quarter                                        21.00            15.80
                  Second Quarter                                       20.00            16.60
                  Third Quarter                                        20.00            19.00
                  Fourth Quarter                                       19.00            17.40

                  2003
                  ----
                  First Quarter                                        19.50            17.41
                  Second Quarter                                       27.25            17.85

         As of the date of this Registration Statement, there were 585,631.5 shares of common stock issued and outstanding, which were held by approximately 328 stockholders of record. There were 24,500 shares of common stock issuable on the exercise of outstanding stock options, all of which were exercisable.

         We plan to apply to have our common stock qualified for listing on the Nasdaq SmallCap Market and to take the actions necessary to have such listing effective by the fall of 2003. However, there can be no assurance that this will be the case.

Dividends

         Old Line Bank has paid three dividends since its inception. In March 2001, Old Line Bank paid a dividend of $0.20 per share, in March 2002 Old Line Bank paid a dividend of $0.24 per share and in February 2003 Old Line Bank paid a dividend of $0.28 per share. These dividend amounts have been adjusted to reflect our one for two stock exchange in June 2002.

         Our ability to pay dividends in the future will depend on the ability of Old Line Bank to pay dividends to us. Old Line Bank's ability to continue paying dividends will depend on Old Line Bank's compliance with certain dividend regulations imposed upon us by bank regulatory authorities. In addition, we will consider a number of other factors, including our income and financial condition, tax considerations, general business conditions and other factors before deciding to pay additional dividends in the future. There can be no assurance that dividends will continue to be paid to our stockholders.

Item 2.  Legal Proceedings.

         From time to time, Old Line Bank may be involved in litigation relating to claims arising out of its normal course of business. As of June 30, 2003, we had no pending legal matters or litigation for Old Line Bank or Old Line Bancshares, Inc.

Item 3.  Changes In and Disagreements with Accountants

         There has been no occurrence requiring a response to this Item.

Item 4.  Recent Sales of Unregistered Securities

         As a newly formed corporation, Old Line Bancshares, Inc. has had no unregistered sales of its securities. Old Line Bancshares, Inc. will acquire all of the outstanding securities of Old Line Bank upon receiving regulatory approval and the satisfaction of the other conditions of the reorganization. Shares issued by Old Line Bancshares, Inc. in the reorganization of Old Line Bank will be issued in reliance upon the exemption from registration found in Section 3(a)(12) of the Securities Act of 1933, as amended.

         Old Line Bank sold 299,000 shares of common stock, at a price of $25.00 per share, in a offering that ended on June 9, 2003. Old Line Bank sold the shares in a "best efforts" offering managed by McKinnon & Company, Inc. All of the shares offered in the offering were sold. The aggregate offering price was $7,475,000 and Old Line Bank paid underwriting commissions of $373,750. These shares were sold in reliance upon an exemption from registration under Section 3(a)(2) of the Securities Act of 1933, as amended.

Item 5.  Indemnification of Directors and Officers.

         Our charter provides that the personal liability of our directors and officers for monetary damages is eliminated except:

          o To the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received;

          o To the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; and

          o To the extent an administrative proceeding or action is instituted by an appropriate bank regulatory agency which proceeding or actions results in a final order requiring affirmative action by an individual or individuals in the form of payment to Old Line Bancshares, Inc.

         Our charter also provides that we will indemnify our officers and directors against liabilities and, in certain circumstances, will advance expenses to such persons prior to a final disposition of an action. Also, the rights of indemnification provided in our charter are not exclusive of any other rights which may be available under any insurance or other agreement, by resolution of stockholders or disinterested directors or otherwise.

         These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable us to attract and retain the best personnel available.


                                    PART F/S
                                    --------

         Old Line Bancshares, Inc. is a newly incorporated entity and as such has no financial information other than those costs associated with its formation, the filing of its holding company application and this Registration Statement. The audited financial statements of Old Line Bank for the years ended December 31, 2002, and 2001 and the unaudited financial statements for the six months ended June 30, 2003 and June 30, 2002, are attached hereto as Exhibit 99.2.


                                    PART III
                                    --------

Item 1.  Index to Exhibits.

Exhibit No.                 Description of Exhibits

*3.1                        Articles of Amendment and Restatement of Old Line
                            Bancshares, Inc.

*3.2                        Amended and Restated Bylaws of Old Line Bancshares,
                            Inc.
*4                          Specimen Stock Certificate for Old Line Bancshares,
                            Inc.
*10.1                       Employment Agreement of James W. Cornelsen
*10.2                       Employment Agreement of Joseph E. Burnett
*10.3                       Employment Agreement of Christine M. Rush
*10.4                       2001 Stock Option Plan
*10.5                       Form of Non-Qualified Stock Option Agreement
*10.6                       Form of Incentive Stock Option Agreement
*21                         Subsidiaries of Registrant
 23.1                       Consent of Rowles & Company, LLP
*99.1                       Agreement and Plan of Reorganization between Old
                            Line Bank and Old Line Bancshares, Inc., including form of Articles of Share Exchange attached as Exhibit A thereto
99.2                        Financial Statements of Old Line Bank


* Previously filed.

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment number 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Old Line Bancshares, Inc.

                                      By: /s/ James W. Cornelsen
                                          -------------------------------
                                          James W. Cornelsen,
                                           President and Chief Executive Officer





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